                                                                    Exhibit 99.1



ROYAL GROUP
TECHNOLOGIES





BUILDING ON A
SOLID FOUNDATION


2001 ANNUAL REPORT

COMPANY PROFILE

o Royal's operations are located primarily in Canada and the U.S., with international locations in South America, Europe and Asia. The operations, which operate as individual profit centers, are arranged into two segments:
     The Products Segment and the Support Segment.

o    The Products Segment is comprised of the following product lines:

     i) Home Improvement Products primarily consist of extruded PVC products, including window and door profiles, siding and roofing. These products are primarily sold to fabricators and building product distributors that are oriented to the renovation trade.

     ii) Consumer Products consist of a broad range of extruded and injection molded products including window coverings, outdoor storage solutions, fencing, decking, gazebos, housewares and furniture. These products are primarily sold to home-owners through retail home improvement chain stores.

     iii) Construction Products consist of pipe and fitting systems, as well as commercial doors. These products are distributed through a network of distributors and contractors to the new construction sector of the market.

     iv) Royal Building Systems and Foreign Operations include components of Royal Building Systems(TM) sold throughout the world, and other building products manufactured by foreign operations sold in conjunction with the System or alone.

o The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

     i) Materials manufacture, involves production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw material, utilizing proprietary RoyalEco(TM) technology.

     ii) Machinery development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

     iii) Services include distribution, research and development, plant construction, and property management services provided to the Group.

o Royal's mission is to provide industry leading products to renovate, improve or construct a building, while striving to enhance the environment through recycling and maximize returns for shareholders.

o Royal Group is a public company with its Subordinate Voting Shares trading on the Toronto Stock Exchange and New York Stock Exchange.

                               (ROYAL GROUP LOGO)
                                  ROYAL GROUP
                                  TECHNOLOGIES


PRODUCTS SEGMENT                             SUPPORT SEGMENT

HOME IMPROVEMENT
     o  CUSTOM PROFILES
     o  SIDING/ROOFING
                                             MATERIALS
CONSUMER
     o  WINDOW COVERINGS
     o  OUTDOOR PRODUCTS                     MACHINERY & TOOLING
     o  HOUSEWARES AND FURNITURE

CONSTRUCTION
     o  PIPE AND FITTINGS
     o  COMMERCIAL DOORS                     SERVICES

RBS & FOREIGN OPERATIONS


CONTENTS

FINANCIAL HIGHLIGHTS                                                           1
MESSAGE FROM THE CHAIRMAN                                                      2
OPERATIONS REVIEW PRODUCTS SEGMENT                                             5
OPERATIONS REVIEW SUPPORT SEGMENT                                             14
SOCIAL, ENVIRONMENTAL AND EMPLOYEE RESPONSIBILITIES                           16
MANAGEMENT DISCUSSION & ANALYSIS                                              18
FINANCIAL STATEMENTS                                                          24
NOTES TO FINANCIALS                                                           28
SUPPLEMENTARY FINANCIAL INFORMATION                                           36
SUPPLEMENTARY INFORMATION                                                     39
DIRECTORS AND OFFICERS                                                        40
SHAREHOLDER & CORPORATE INFORMATION                                           40

FINANCIAL HIGHLIGHTS

Years ended September 30, 2001, 2000 and 1999
(In thousands of Canadian dollars, except per share amounts)

                                          2001           2000           1999
                                       ----------     ----------     ----------
CORPORATE OPERATING RESULTS
Net sales                              $1,669,036     $1,549,481     $1,282,004
EBITDA                                    315,927        378,399        329,102
Earnings from operations                  154,759        248,472        230,591
Net earnings                              117,438        169,117        149,969
Cash flow(1)                              255,527        280,334        243,844

PER SHARE DATA
Diluted net earnings                   $     1.27     $     1.89(4)  $     1.68(4)
Basic net earnings                     $     1.29     $     1.95     $     1.75
Basic cash flow(1)                     $     2.81     $     3.22     $     2.84

CORPORATE FINANCIAL POSITION
Working capital                           179,762        197,004        181,218
Property, plant and equipment           1,604,499      1,455,027      1,159,362
Goodwill and other assets                 245,729        248,857        238,005
Shareholders' equity                    1,361,687      1,236,222        913,201
Invested capital(2)                     2,355,352      2,133,923      1,680,695

CORPORATE FINANCIAL RATIOS
EBITDA margin                                  19%            24%            26%
Return on sales                                 7%            11%            12%
Current ratio                                1.28x          1.32x          1.45x
Funded debt(3) to invested capital             41%            41%            45%
Return on invested capital                    7.1%          10.5%          11.5%

-----------
(1)  Earnings before minority interest plus items not affecting cash
(2) Aggregate of shareholders' equity, minority interest, and funded debt less cash on hand
(3)  For the purposes of the calculation, funded debt is reduced by cash on hand
(4)  Restated for Treasury Method adopted in fiscal 2001.

[CONSOLIDATED NET SALES BAR CHART 1995-2001]
[CONSOLIDATED NET EARNINGS BAR CHART 1995-2001]
[CONSOLIDATED CASH FLOW BAR CHART 1995-2001]

                           MESSAGE FROM THE CHAIRMAN

In fiscal 2001, Royal Group Technologies achieved sales of almost $1.7 billion, representing an 8% increase over the previous year, in spite of difficult economic conditions. However, for the first time in our seven-year history as a public company, we were unable to generate growth in net earnings, as sales growth was insufficient to offset the negative impacts of lingering higher raw material costs and higher costs associated with our recent manufacturing expansion program. Still, we were able to generate operating cash flow in excess of capital expenditures, in spite of the difficult economic environment and completion of the expansion program.

[PHOTO OF VIC DE ZEN]

Vic De Zen
Chairman, President and C.E.O.

We expect demand for new products to gain momentum as these products garner greater consumer awareness.

ACHIEVING GROWTH IN TOUGH MARKETS

Sales grew by 8% during fiscal 2001, through successful execution of strategies to increase market share and introduce new products. We are particularly proud of this achievement, given that expenditures on home renovation in the United States contracted during the year, with industry use of PVC, our main raw material, actually declining by over 7%. We view the slowdown in our markets as temporary, caused by a combination of lower consumer confidence and significant inventory reductions by distributors.

     During the current economic slowdown we have worked hard to service our existing customers, to introduce ourselves to potential new customers and to introduce new products. Our goal has been to outperform competitors that have been weakened by the slowdown. These initiatives have served to increase our customer base and position us for accelerating growth as the economy stabilizes. These strategies are not new to us, as we have employed them successfully in previous economic downturns.

     During fiscal 2001, we continued to broaden each of our home improvement, consumer, construction and Royal Building Systems(TM) product offerings. Marketed through our existing window fabricator network, we executed a successful launch of RoyalEco(TM) basement windows. We added gazebos, pet care products and an innovative deck railing system to our consumer product lines, which are sold through retail home improvement stores. We added an innovative pipe-fitting to our construction product line, which prevents fire from migrating through pipes. By introducing new products through existing distribution channels, we facilitated rapid penetration of the markets and strengthened relationships with customers.

     A series of strategic acquisitions have now been completed, broadening our product lines, increasing distribution and presenting new opportunities to cross-sell our products. Subsequent to September 30, 2001, we acquired the business of Marley Mouldings, a manufacturer of cellular-foam extrusions, including trim moldings and components for window and door frames. Marley's products complement our products currently being sold through home improvement retail stores and building product suppliers. In addition, Marley's extensive sales and marketing team serves to strengthen Royal's position with customers, particularly in the U.S.

     In 2002, we will continue to introduce many new products, including a decorative column for homes, an attractive line of home office furniture and a roof tile simulating the look of cedar shakes. Again, we will leverage our existing customer base with these new products.

INCREASING FOCUS ON CASH FLOW, DEBT REDUCTION AND INCREASING RETURNS

In June, we completed construction of our new, four million square foot industrial complex in Woodbridge, Ontario. We have now consolidated 24 existing plants into 14 larger ones, providing us with opportunities to improve operating efficiency as we increase volume throughput in the facilities. The new complex, in conjunction with recent expansions in various other plants, provides us with sufficient manufacturing infrastructure to expand sales to $3 billion.

     During fiscal 2001, a comprehensive review of operations was undertaken to identify actions that will improve returns on invested capital and reduce debt. The review considered the improved manufacturing throughput rates being experienced in the new industrial complex, due to technological advancements enabled by plant moves.

As a result of the review, we have trimmed capital expenditure plans for 2002 and initiated sales of non-strategic assets. The assets identified for sale primarily relate to undeveloped land adjacent to the new industrial complex, and also include additional manufacturing facilities made redundant by the increased throughput of the new industrial complex. We expect the proceeds of sales to be between $80 and $90 million. Asset sales are expected to be completed over the next 18 months, with the proceeds to be used to reduce debt. We will continue to leave no stone unturned as we search for ways to generate more profit with less capital employed.

[CAPITAL EXPENDITURES BAR CHART 1995-2003]

BUILDING ON A SOLID FOUNDATION

Royal is built on a solid foundation. Our broad product offering, vertical integration, manufacturing capabilities and technological edge, provide us a powerful base to generate sales growth, increasing profitability and improving returns. Most importantly, we have developed a strong, broad and deep management team, experienced in our industry and with a proven ability to shepherd the Group through a variety of economic conditions.

     Although the near term economic outlook remains subdued, there are a series of factors that should act as catalysts for growth in our core North American home renovation and improvement markets, including:

o Nearly half of all owner occupied homes in the United States are over 35 years old and will increasingly require renovation;

o Over 31 million homes have been sold in North America in the last five years, with renovation and improvement activity most likely to occur in the first years of occupancy; and

o Low mortgage rates have spurred a refinancing boom with renovation historically accounting for a portion of funds liberated through refinancing.

When you combine these catalysts for market growth with the opportunities we have to gain market share and introduce new products, we believe that Royal is positioned for accelerating growth. The strategies we continue to employ to achieve industry-leading growth include:

o Leverage of existing North American distribution channels with new products;

o Utilization of unique RoyalEco(TM)technology to develop products that can displace those made from conventional materials;

o Garnering market share in North America through exploitation of vertical integration; and

o    Introduction of existing products in international markets.

[IMPROVEMENT SPENDING INCREASES WITH AGE OF HOME* LINE CHART]

*Source = Joint Center for Housing Studies at Harvard University

During fiscal 2002, accelerating sales growth, increasing profitability, declining capital expenditures and sales of nonstrategic assets, are expected to produce strong cash flow, enabling the reduction of net debt to total capitalization to a range of 36% to 38% by September 30, 2002. Looking further ahead, we expect to achieve sales growth of 10% to 15% per year over the next four years, with a sales target of $3 billion in 2005. Over the next four years, as current manufacturing infrastructure is utilized to produce increasing sales volumes, returns on invested capital are expected to return to the double-digit levels experienced in the late 1990s.

     Although the year ahead promises to be challenging, we are confident that Royal will be able to leverage its solid customer relationships, broad product line and technological edge to seize new opportunities for the creation of shareholder value. Thank you for your support as we continue building on Royal's solid foundation.

[Signature]

Vic De Zen
January 7, 2002

[PHOTO OF HOUSE SHOWING ROYAL CEDAR SERIES(TM)]



[PHOTO OF ROYALECO(TM) BASEMENT WINDOWS]



[PHOTO OF CUSTOM PROFILES]

                                PRODUCTS SEGMENT

                            Home Improvement Products


CUSTOM PROFILES

Royal's custom profile products are primarily supplied to the fabricators of windows and doors, with some profiles utilized in other markets such as the electrical and furniture industries. Royal commands the dominant share of the billion dollar plus North American vinyl window profile market.

     Sales of our custom profile products continued to outpace the market for vinyl window profiles in 2001, with sales of $520 million being recorded, up 7% from the previous year. Sales growth is primarily attributable to market share gains, as new window fabricator customers increasingly recognized Royal's growing technological edge.

     While the market for vinyl window profiles was flat in 2001, as consumers retrenched in the face of economic uncertainty, increasing energy consciousness provides opportunities for Royal's energy efficient vinyl window systems. The State of California recently adopted an energy code for new construction, imposing strict guidelines on the energy performance of windows. This code, combined with similar ones being drafted by other States, are expected to stimulate demand for energy efficient vinyl windows.

     During the year, there continued to be consolidation of North American vinyl window fabricators. National window fabricator networks are beginning to emerge and are increasingly turning to Royal for supply of vinyl window profiles, as Royal, unlike its competitors, has numerous custom profile plants located across North America to rapidly respond to the needs of customers. Royal's ability to quickly develop tooling for window systems specifically tailored to regional markets further enhances Royal's competitive position.

     In 2001, a number of strategic initiatives were completed that served to strengthen our custom profile products' position in the market. These initiatives include the roll out of the RoyalEco(TM) basement window system, which was introduced through Royal's large network of vinyl window fabricators. The RoyalEco(TM) basement window is easier to install and more durable than basement windows made from conventional materials. The system has served to allow us entry into a new segment of the market, it has enhanced relationships with existing vinyl window fabricator customers and it has attracted new customers.

     As this report goes to print, Royal is the only supplier to the window fabrication industry having broad capabilities, including vinyl extrusion, injection molding, cellular foam extrusion and ABS composite extrusion. Subsequent to our yearend, we established industry-leading cellular foam expertise through the acquisition of the business of Marley Mouldings and we acquired ABS composite expertise through the acquisition of certain assets of Complast, Inc. in a joint venture with ThermoView Industries.

[CUSTOM PROFILES 5-YEAR SALES GROWTH BAR CHART 1997-2001]

Over the past five years, Royal's custom profiles have grown at a compounded average annual rate of 13%, exceeding estimated vinyl window profile industry growth of 7%.

[N.A. VINYL WINDOW PROFILE MARKET DATA PIE CHART]

     The combination of our strengthening strategic position and increasing demand for energy efficient windows, positions Royal for a greater share of a growing market.


SIDING/ROOFING

Royal's siding and roofing product lines enjoyed a solid year of growth in 2001, posting sales of $233 million, representing an 11% increase over the previous year. We are particularly proud of this achievement, given that the North American market for vinyl siding contracted by an estimated 8% during the year.

                                PRODUCT SEGMENT
                           Home Improvement Products


The future for Royal's siding and roofing products looks bright, with many opportunities to continue to expand market share and product offerings.

[SIDING/ROOFING 5-YEAR SALES GROWTH BAR CHART 1997-2001]

Over the past five years, Royal's siding and roofing products have growth at a compounded average annual rate of 17%, exceeding estimated vinyl siding industry growth of 5%.

[N.A. VINYL SIDING MARKET DATA PIE CHART]

[PHOTO OF BUILDING]

Over the past five years, Royal's siding and roofing products have grown at a compounded average annual rate of 17%, exceeding estimated vinyl siding industry growth of 5%.

In 2001, a series of new distributors for our products were added in the United States. These distributors made Royal their supplier of choice, primarily as a result of our demonstrated commitment to the vinyl siding industry. Recent product developments, marketing initiatives and our new state-of-the-art manufacturing plant in Woodbridge, have all served to positively differentiate Royal from competitors.

     During the year, we also successfully developed a series of new products being introduced in 2002. These products include our WindLock 240(TM) system, which provides various Royal siding products the highest wind up lift rating in the industry, making them the least likely to blow off a home in a wind storm. In 2002 we will also introduce the Royal Designer Shake(TM), an innovative siding panel that replicates the authentic look of a cedar shake.

     Royal's DuraSlate(TM) roofing products, manufactured using RoyalEco(TM) technology, enjoyed strong growth in 2001, with distribution being expanded throughout North America. There are now over 140 distributor branches for roofing products offering DuraSlate(TM) and over 1500 contractors who have installed it. We expect to achieve a Class A fire rating for the DuraSlate(TM) roof tiles very shortly, enabling the tiles to be sold to a wider marketplace, including Europe.

[PHOTO OF HOUSE WITH CEDAR SOLID(TM) SIDING]

[PHOTO OF CEDAR SOLID(TM) SIDING]

[PHOTO OF DURA SLATE(TM) ROOF TILES]

[PHOTO OF WOOD ADVANTAGE(TM) VINYL BLINDS]

[PHOTO OF DECKING]

[PHOTO OF FENCING]

                                PRODUCTS SEGMENT

                                Consumer Products


WINDOW COVERINGS

Difficult market conditions created a tough environment for window coverings in 2001. We estimate that Royal's target market shrank by 1% over the previous year, as some home owners elected to forego covering windows in the face of a weakening economy. Market shrinkage for our products is also attributable to an increasing preference for alternative window covering fashions, such as wood blinds.

[WINDOW COVERINGS 5-YEAR SALES GROWTH BAR CHART 1997-2001]

Over the past five years, Royal's window coverings products have grown at a compounded average annual rate of 15%, exceeding estimated industry growth of 3%.

[N.A. HARD WINDOW COVERINGS AND DRAPERY HARDWARE MARKET DATA PIE CHART]

     Unlike many other Royal products, such as window profiles, siding or roofing where replacement is imperative, window covering purchases can be deferred. This easing of demand is not a new experience for Royal. In 1991, as the Gulf War raged and the economy sagged, window covering sales fell. Pent up demand for window coverings presented itself as the economy recovered in 1992 and 1993, with Royal's window covering sales rapidly growing.

     The window coverings group has just introduced a new "cut-down machine" that enables blinds to be cut to size in a store while a customer waits. This new machine, manufactured by Royal Machine, is now being offered to various retail stores selling Royal blinds. Homeowners are pleased with increased service at retail stores that are able to customize vertical and horizontal blinds in just minutes.

     In response to growing demand for wood horizontal blinds, a series of innovative products have recently been introduced. These products include Plantation Vinyl(TM) blinds made of extruded foam simulating wood, Wood Royal(TM) blinds extruded with laminated wood particles and our Wood-Advantage(TM) made of an extruded PVC/wood composite that is painted and stained to a fine finish.

     Other recent product developments include the LaserSheer(TM) system, which allows consumers to use PVC blinds for room darkening with a sheer attachment to give a clean and soft look to their interior. In addition, LaserDrape(TM) has been introduced to the commercial market, offering an easy and much less expensive method to hang curtains and draperies.

     Recent product introductions combined with increasing distribution throughout the world, position our window coverings for renewed growth in the years ahead.

OUTDOOR PRODUCTS

Outdoor Products includes a broad offering of PVC outdoor storage solutions, fencing, decking and the recently introduced Gazebo product line. We have focussed on developing and introducing a broad line of affordable, durable, maintenance-free products to improve backyards.

     The roll outs of our pre-assembled fencing and easy to assemble decking program in 2001 were very successful, with over 500 stores now carrying these products. Homeowners erecting fences themselves had a strong reception to the product line, recognizing both the ease of installation and maintenance our product line offers.

     During the year, a number of point of purchase product differentiation programs were initiated, to assist store personnel and consumers to understand the Royal advantage. These programs have proven to be very successful, with most stores increasing the number of stock keeping units carried over the course of the year and consumers increasingly specifying Royal products.

     In 2002, we will introduce a mini garage system, complete with a roll up door. This product responds to feedback we have had from consumers asking for a storage system that they can back into with a trailer loaded with personal water-craft, snowmobiles or motorcycles. We will also introduce a number of new, ornate styles of fencing and a deck railing, to complement the highly successful pre-assembled fencing

                                PRODUCTS SEGMENT
                               Consumer Products

[PHOTO OF BUSINESS ORGANIZATION SYSTEM FROM GRACIOUS LIVING]

[PHOTO OF MARTHA'S VINEYARD(TM) PATIO FURNITURE]

[PHOTO OF PREMIER(TM) OUTDOOR STORAGE BUILDING]

[OUTDOOR PRODUCTS 5-YEAR SALES GROWTH BAR GRAPH]

Over the past five years, Royal's outdoor product sales have grown at a compounded average annual rate of 73%.

[N.A. OUTDOOR STORAGE PRODUCTS MARKET DATA PIE CHART]

products introduced in 2001. Finally, we will broaden the size offerings of Gazebos.

     New retail home improvement chain stores will be carrying Royal's outdoor storage systems in 2002, including Canadian Tire. This new distribution, combined with new product offerings, positions the outdoor products group for growth in the years to come.


HOUSEWARES AND FURNITURE

Gracious Living experienced another year of strong growth in 2001, posting sales of $105 million, representing a 37% increase over the previous year. Growth was achieved through a combination of successful new product introductions and broadening retail chain store distribution. Gracious Living's products are now marketed in over 6000 stores throughout North America up from 5000 last year, including Walmart, Lowes, Home Depot, Target and Canadian Tire.

     Growth was further enhanced by execution of strategies to increase the number of departments within stores displaying products. For example, Walmart now carries indoor storage solutions in houseware, office and furniture departments.

     During the year, Gracious Living continued to broaden its line of indoor storage products targeted at the $US 3 billion indoor storage and organization market. Our line of garden furniture was also broadened, with the launch of the highly fashionable collection of Martha's Vineyard(TM) chairs and tables. The Pets Royale(TM) line of dog houses and feeding systems was rolled out through a broadening network of distributors during the year.

     A series of new products were developed and successfully introduced during the year, including Blue Mountain(TM) snow shovels and office furniture. Our office furniture line includes durable, affordable, colorful and functional office chairs, tables, storage containers and computer stations. The office furniture is being rolled out through the large network of retail stores currently carrying office storage products.

     Armed with a broad customer base and a number of exciting new products, Gracious Living is poised for considerable growth in the years ahead.

                                PRODUCTS SEGMENT

                              Construction Products

[PHOTO OF MUNICIPAL PIPE]

[PHOTO OF QUICKSTOP(TM) FIRE PROTECTION]

[PHOTO OF ELECTRICAL PIPING]

PIPE AND FITTINGS

Royal's pipe and fittings product lines include municipal water and sewer systems, in-home plumbing products, electrical conduit systems and an increasing array of niche products. Our pipe and fitting products gained share of traditional markets, in an increasingly sluggish environment. Overall pipe and fitting sales expanded to $187 million in fiscal 2001, up 5% from the previous year.

     While the market for traditional plastic pipe and fittings was sluggish during fiscal 2001, there is increasing demand brewing for replacement of municipal systems made from conventional materials. Both concrete and iron pipe systems are breaking down at an alarming rate across North America. According to the Environmental Protection Agency in the United States, 54,000 drinking water systems will require a $150 billion investment over the next 20 years to ensure provision of safe drinking water, presenting opportunities for Royal's complete line of durable, PVC drinking water pipe and fittings systems.

     During 2001, a broad line of fire protection pipe-fittings were introduced under the name QuickStop(TM). These pipe-fittings are easily installed between floors and rooms, to prevent fire from passing from one room to the next. QuickStop(TM) fittings expand to seal an opening when exposed to the heat of a fire. Royal's unique, patented fittings require less maintenance for installation and provide a more effective fire stopping solution than conventional methods. A series of other fire stopping products are now being developed, for introduction into the estimated $100 million fire protection market in North America.

[PIPE AND FITTINGS 5-YEAR SALES GROWTH BAR CHART]

Over the past five years, Royal's pipe and fittings sales have grown at a compounded average annual rate of 19%, exceeding estimated industry growth of 1%.

[N.A. PLASTIC PIPE AND FITTINGS MARKET DATA PIE CHART]

     A fiber optic cable protection system, known as Kortech(TM), was also introduced during the year. Kortech(TM) boasts industry leading light weight for ease of installation, flexibility and core smoothness to facilitate ease of cable insertion.

     These exciting new products, combined with growing demand for traditional plastic pipe products, present solid opportunities for future growth.

                                PRODUCTS SEGMENT

                 Royal Building Systems and Foreign Operations


ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS

Royal Building Systems and Foreign Operations include components of Royal Building Systems(TM) sold throughout the world, and other building products manufactured by foreign operations sold in conjunction with the System or alone.

     At our plants in Argentina, China, Colombia, Mexico and Poland, window profiles are produced in addition to Royal Building Systems(TM). In Mexico, window coverings are produced and in Poland siding is produced.

     Sales of Royal Building Systems(TM) and other products manufactured by foreign operations increased to $131 million in 2001, up 16% from the previous year.

     Royal Building Systems(TM) has developed into one of the premier building technologies on the market today, as a wider network of customers are turning to Royal to meet their ever demanding construction needs. Royal's global penetration and emphasis on providing innovative solutions has enabled it to take advantage of projects undertaken by some of the world's leading organizations such as Marriott Hotels, Ericsson, Raytheon, the US Military, Sunoco and BMW.

     In international markets, the System continues to provide comprehensive infrastructure solutions for entire communities. This emphasis on "community" building is exemplified by Veracruz 2000 in Mexico, where the System will be utilized to build 700 housing units, 5 stores, 2 social centers, a hospital, a church, a fire station and a municipal office. In North America, the System will be used with greater frequency in automotive applications (e.g. car washes, automobile dealerships), agricultural, commercial, industrial and recreational facilities.

[RBS/FOREIGN VENTURES 5-YEAR SALES GROWTH BAR CHART]

     As a means to diversify and fuel growth in upcoming years, Royal Building Systems(TM) has been refined to serve three sectors of the market.

o 64 mm (2") panel; this wall system offers a more competitively priced package for large scale social housing projects worldwide. All international plants will be in possession of requisite tooling for this product by the second quarter of fiscal 2002.

o Royal RENEW Paneling System(TM); used to retrofit the interior of walls built using conventional construction, and is ideally suited for the vehicle wash and agricultural markets

o Royal Telecom Shelters; this program initially pioneered in Argentina, Mexico and China is now being customized to suit the $475 million market for telecommunication shelters in the US and Canada. The product has been well received at recent trade shows.

     These new product introductions, combined with a global presence established over the last ten years, positions the System and other products for exciting growth in the years ahead.

[PHOTO OF SIDING]

[PHOTO OF HOUSE WINDOW]

International growth opportunities for Royal's products include siding, window profiles and window coverings manufactured by Royal's foreign operations.

[PHOTO OF LUXURY RESORT, GRAND CAYMAN, B.W.I.]

[PHOTO OF CONSTRUCTION WORKER ASSEMBLING ROYAL BUILDING SYSTEM]

[PHOTO OF A CAR WASH]

[PHOTO OF AN INDUSTRIAL/COMMERCIAL BUILDING]

[PHOTO OF A RESIDENTIAL BUILDING]

[PHOTO OF AN AGRICULTURAL FIELD]

[PHOTO OF TELECOM STRUCTURES]

[PHOTO OF ROYAL RENEW PANELING SYSTEM]

[PHOTO OF PROTOTYPE SOCIAL HOUSING STRUCTURE IN BRAZIL USING 64mm (2") WALL
PANEL]

ROYAL BUILDING SYSTEMS(TM)
CONTINUES TO SUCCESSFULLY
EXPAND ITS APPLICATION AND
PROJECTS AROUND THE GLOBE.

                                SUPPORT SEGMENT


The Support Segment is comprised of a series of activities, which are primarily supplied to the Products Segment, to facilitate a low cost structure, superior customer service and rapid product development. The activities of the Support Segment include:

o Materials manufacture, involving production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw material, utilizing proprietary RoyalEco(TM) technology.

o Machinery/tooling development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

o Services include distribution, research and development, plant construction, and property management services provided to the Group.


MATERIALS

In 2001, a number of raw material initiatives were undertaken by the Support Segment to further improve the efficiency and cost structure of the entire Group. These initiatives include development of new lubricant and stabilizer materials that enhance the processibility of compounds utilized in the Group's extrusion and molding operations. In addition, we continued to develop a series of compounds that served to enable the introduction of proprietary new products.

     Capacity to produce PVC resin was expanded to 465 million pounds per year, through the addition of another reactor at our Royal Polymers PVC resin plant. In addition, a number of continuous improvement programs have been undertaken at Royal Polymers to further enhance the productivity of the plant in future years.


MACHINERY AND TOOLING

During 2001, we completed construction of Royal Tooling, located in our new industrial complex in Woodbridge, Ontario. This plant will primarily fabricate molds that will be utilized in Gracious Living and Royal Dynamic's injection molding operations. Manufacture of our own molds will allow us to more rapidly respond to opportunities to develop products for the market, help control mold development costs and assist to retain our proprietary mold technology.

     In our new industrial complex, we are beginning to achieve higher output rates per extrusion machine than in our old plants. The improvements have resulted from technology developed and installed at the time of the plant moves, by our Royal Machine manufacturing operations.


SERVICES

In fiscal 2000, we completed construction of a warehouse and distribution complex that serves as the hub of our new four million square foot industrial complex located in Woodbridge, Ontario.

[PHOTO OF RESEARCH, DEVELOPMENT AND TESTING]

     During the course of fiscal 2001, the distribution centre began to coordinate shipments of a variety of products to customers. For example, outdoor storage sheds, fencing, decking and patio furniture are now consolidated at the centre and sent on the same truck to a specific big box retail store. The consolidation of shipments is serving to increase customer service and is expected to reduce the distribution costs in the future.

     Our facilities throughout North America are maintained by our property management services group, which strives to contribute to improve efficiency and reduce operating costs. In 2001, the property management group initiated a series of cost reduction programs, including consolidation of electrical services to establish greater volume discounts.

     The Support Segment continues to provide Royal with a competitive edge over less integrated competitors. Royal's competitive position will be enhanced further through initiatives undertaken by the Support Segment in 2001.

[PHOTO OF ADVANCED TOOLING DEVELOPMENT]




[PHOTO OF FORMULATION TECHNOLOGY]




[PHOTO OF COMPOUND MANUFACTURING]

               SOCIAL, ENVIRONMENTAL AND EMPLOYEE RESPONSIBILITY

Our mission statement reflects our belief that we must measure our progress in several ways, including profitability, and social responsibility. In order to achieve sustainable growth, the needs of all our stakeholders must be satisfied. In 2001, we continued to contribute to a better environment, to care for our employees and made contributions to the communities in which we operate.


ENVIRONMENT

Royal's patented RoyalEco(TM) technology enables the manufacture of building products from a series of waste streams, including automobile trim, carpet and construction site waste. During fiscal 2001, a variety of new products utilizing the technology were successfully commercialized, including the RoyalEco(TM) basement window system, a retaining system for the edges of patio stones and complete doors for storage sheds and garages.

     The RoyalEco(TM) technology makes a substantial contribution to improvement of the environment by diverting waste from landfill sites. During fiscal 2001, the technology was refined to enable waste from blue box programs and construction sites to be included as raw material. Royal continues to be one of the largest recyclers of rigid PVC in the world, with a facility now capable of recycling over 150 million pounds per year of PVC scrap. The scrap is generated by a series of post industrial sources, including customers, again diverting material that would otherwise end up in land fill sites.

     In addition to contributing to improvement of the environment, recycling initiatives assist Royal to access new markets.


SOCIAL

Royal's businesses are members of the communities in which they operate, striving to strengthen society while maximizing profits. Royal continued to contribute to community causes. Royal and its employees donated to health care, educational, sports and religious causes. Some examples of these contributions included:

o Providing blood to the Red Cross through blood donation clinics conducted at Royal in December.

o In conjunction with Habitat for Humanity International and The Home Depot, Royal built several homes in the State of New Jersey. In addition to supplying materials for this project, a number of employees participated in building the homes. These homes provide needy families a durable, affordable, maintenance-free home.

o Contributions were made to the Saint Claire of Assisi Society, serving the spiritual and social needs of the Toronto area. Contributions were also made to the E.O.H. Meta Center for the developmentally disabled, serving Ontario, Canada.

[PHOTO OF FAMILY]

EMPLOYEES

In fiscal 2001, Royal employed approximately 8600 people, up by over 4000 people in the last five years. During a year when many corporations were trimming their workforces, Royal maintained employment, as a result of increasing demand for its products. Employees at all levels of the Company are offered opportunities for advancement as Royal continues to grow.

     Over 800 employees at various levels within the company participate in Royal's stock option program, which has been designed to link their interests with those of shareholders. A similarly diverse group of employees also participate in a profit sharing program.

[PHOTO OF TREES]



[PHOTO OF HABITAT FOR HUMANITY VOLUNTEERS HARD AT WORK BUILDING A HOME FROM THE ROYAL BUILDING SYSTEM(TM)]




[PHOTO OF CONDOMINIUM COMPLEX, GRAND CAYMAN, B.W.I., SURVIVES TROPICAL STORM]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Royal is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale in the North American renovation, remodeling and new construction industries, and more recently in international markets. Royal is a vertically integrated, innovative, technology based growth company and a low cost producer in its industry.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Company's operating results and financial position for the years ended September 30, 2001, 2000 and 1999 and based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Company's operations have been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing elsewhere in this Annual Report. During fiscal 2001, the Company adopted Section 3500, of the CICA Handbook, Earnings Per Share. This section requires the use of the treasury method in calculating fully diluted earnings per share. The change was applied retroactively with the affect of reducing reported diluted net earnings per share by $0.01 to $1.89 at September 30, 2000 and by $0.04 to $1.68 at September 30, 1999.

     The following table discloses the Company's Statements of Earnings (in thousands of Canadian dollars, except per share amounts) for the years ended September 30, 2001, 2000, and 1999.


STATEMENTS OF EARNINGS

                                                              2001            2000           1999
                                                          -----------     -----------    -----------
Net Sales                                                 $ 1,669,036     $ 1,549,481    $ 1,282,004

Cost of sales, operating expenses and other income          1,353,109       1,171,082        952,902

EBITDA                                                       315, 927         378,399        329,102
EBITDA percentage                                                18.9%           24.4%          25.7%

Amortization                                                  104,632          83,335         67,134
Interest and financing charges                                 56,546          46,592         31,377

Earnings from operations                                      154,749         248,472        230,591

Income taxes                                                   38,001          79,246         79,182

Earnings before minority interest                             116,748         169,226        151,409

Minority interest                                                (690)            109          1,440

Net Earnings                                                  117,438         169,117        149,969

Basic Net Earnings Per Share                              $      1.29     $      1.95    $      1.75

Diluted Net Earnings Per Share                            $      1.27     $      1.89    $      1.68

Weighted average number of outstanding shares - Basic      90,869,248      86,929,410     85,862,042

Weighted average number of outstanding shares - Diluted    92,802,214      89,614,144     89,195,000

Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Royal's net sales and operating margin and two thirds of its net earnings occur in its last two quarters. As such, sales, operating margins and net earnings as a percentage of sales have historically been significantly different in the earlier quarters, or on a by-quarter basis, as compared to an annualized amount or rate. For the purposes of the following discussion the terms "EBITDA" and "Operating Margin" are used interchangeably.

[EBITDA BAR CHART 1995-2001]

[EBIT BAR CHART 1995-2001]

[NET EARNINGS BAR CHART 1995-2001]

[SALES BY PRODUCT LINE (PERCENTAGE) PIE CHARTS 1998-2001]

YEAR ENDED SEPTEMBER 30, 2001 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2000

NET SALES

OVERALL NET SALES:

Consolidated net sales for the year ended September 30, 2001 increased 8% or $119.6 million to a record $1.67 billion, from sales of $1.55 billion in 2000. The overall sales increase was primarily due to unit volume increases in all major product lines and despite industry-wide market contractions experienced in some product areas. The effect of acquisitions completed during the year was offset against the prior year divestiture of our residential door manufacturer in the prior year.

     The following table summarizes net sales by segment (in millions):

NET SALES BY SEGMENT

                                                 2001        2000       %change
                                                ------      ------      -------
   Home Improvement Products                       753         706           7%
   Consumer Products                               490         465           5%
   Construction Products                           211         200           6%
   RBS/Foreign Operations                          131         113          16%

Product Segment                                  1,585       1,484           7%
   Materials                                       371         392          (5%)
   Machinery & Tooling                              86          79           9%
   Service                                         206         263         (22%)

Support Segment                                    663         734         (10%)

Intra Group Elimination                           (579)       (669)

Consolidated                                     1,669       1,549           8%


PRODUCT SEGMENT:

Product segment sales for the year ended September 30, 2001 increased 7% or $101 million to $1,585 million from $1,484 million in 2000. RBS and foreign operations led the way with a 16% increase over the prior year. This was due to higher volumes sold in building systems. Home improvement products grew by 7%, which was lead by an increase in siding and roofing of 11% or $23 million over the prior year. This was due primarily to higher unit volumes and slightly higher selling prices. Home improvement products rate of growth continued to outpace the 2001 growth forecasts for the North American repair and remodeling industry. Construction products increased 6% over the prior year on account of a 5% increase in pipe and fittings despite lower unit prices in pipe products. Consumer products increased 5% over the prior year with housewares and furniture up 37%.

SUPPORT SEGMENT:

This segment represents materials, machinery and tooling and services provided predominately to the product segment. Support segment sales for the year ended September 30, 2001 decreased 10% or $71.3 million to $663.4 million from $734.4 million in 2000. This expected decrease was primarily due to the completion of our industrial complex in Woodbridge and related added capacity expansion. The decrease was partially offset by increased third party sales of machinery and equipment during the last 6 months of the fiscal year.

GEOGRAPHIC SALES DISTRIBUTION:

During fiscal 2001, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, increased slightly to 66.6% of total sales from 66.4% for the same period in 2000. Increases in sales volume rates of the building system increased in foreign markets to 11% from 9% last year.

In light of current economic conditions an overall organic net sales growth rate slightly higher than experienced in fiscal 2001 is expected for 2002, emanating from continued growth in demand for our current product lines, including contributions from the introduction of new products and/or applications.

OPERATING MARGIN:

OVERALL:

Earnings during the fiscal year were negatively impacted by the following: higher variable costs and lower fixed cost adsorption, due to lower than expected sales volumes; the unusually abrupt increase in raw material costs, which reached their peak during last summer; and a special charge of $32 million resulting from a comprehensive review of major operations prompted by the increasing severity of the economic slowdown. Specifically the charge represents allowances for doubtful receivables in window coverings and Argentina, for the unexpected bankruptcy of retail accounts, in addition to inventory provisions and allowances for slow moving goods, as

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


a result of the economic slow down, as well as the write down to net realizable value of inventory of lower margin product lines to be discontinued.

     The Group's overall operating margin (or "EBITDA"), excluding the $32 million additional charge, for the year ended September 30, 2001, decreased by $30.5 million or 8% to $347.9 million compared to $378.4 million last year. EBITDA as a percentage of sales decreased to 20.8% from 24.4% last year.

     Raw material costs as a percentage of sales increased slightly to 43.4% from 43.0% last year due primarily to a change in sales mix during the year from higher margin products. As average resin cost declined during the year, the Group was still working through higher cost inventory from prior year when resin costs peaked last summer. For fiscal 2002, management expects an overall lower raw material cost percentage.

     Labour and overhead costs as a percentage of sales were 13.6% and 9.6% respectively, compared to 12.8% and 8.7% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the forth quarter. In addition higher amortization cost due to added capacities and costs associated with moving production facilities into the new industrial complex, increased overhead cost. Selling, general and administration cost as a percentage of sales increased by 1.9% to 18.8% from 16.9% last year. Selling and distribution costs as a percentage of sales increased to 12.5% from 11.0% due to increased transportation and warehousing cost and higher allowance for doubtful accounts as a result of the economic environment. General and administration costs as a percentage of sales increased to 6.3% from 5.9% last year due to a higher level of expenditures in anticipation of achieving higher sales volumes.

     Product segment EBITDA for the year ended September 30, 2001, excluding the $32 million charge, decreased by $53.3 million or 22% to $185.4 million compared to $238.7 million last year. EBITDA as a percentage of sales decreased to 11.7% from 16.1% last year. The decrease was due to higher raw material costs due to the change in product mix and higher variable and lower fixed cost absorption as a result of lower than expected sales volumes.

     Support segment EBITDA for the year ended September 30, 2001 increased $22.8 million or 16.3% to $162.5 million from $139.7 million in 2000. EBITDA as a percentage of sales increased to 24.5% from 19.0% last year. This increase was primarily due to lower average resin costs and a change in mix.

     For fiscal 2002, management believes the Group's overall EBITDA as a percentage of sales should return to historical averages.

AMORTIZATION EXPENSE:

Amortization expense as a percentage of sales was 6.3% slightly higher than the 5.4% experienced last year. This expense increased by $21.3 million from $83.3 million for the same period last year due to added capacities in both operating segments capital during the past two years.

     In the product segment amortization expense as a percentage of sales was 4.5%, higher than the 3.9% experienced last year. This expense increased by $12.9 million from $58.2 million for the same period last year due primarily to added capacities in custom profiles and window covering product lines.

     In the support segment amortization expense as a percentage of sales was 5.0%, higher than the 3.4% experienced last year. This expense increased by $8.3 million from $25.2 million for the same period last year due primarily to added capacities in the material processing and recycling companies and manufacturing facility additions.

INTEREST AND FINANCING CHARGES

As anticipated, interest and financing charges increased as a percentage of sales to 3.4% from 3.0% last year. Interest expense increased by $10 million from $46.6 million due to a higher level of loan utilization for working capital and capital spending purposes, as the Group's effective interest rates were relatively consistent with those experienced in 2000. During the year, the Group's capital expenditure program was financed with a 2:1 ratio of cash flow from operations and operating line proceeds. It is expected that on a dollar basis, interest costs will peak in fiscal 2002. Management anticipates its effective overall interest rate to be approximately 6% for fiscal 2002.

INCOME TAX EXPENSE

In fiscal 2001, income tax expense as a percentage of earnings before income taxes decreased to 24.6% from 31.9%. The rate reduction is due primarily to favourable provincial tax legislation passed in June 2001 resulting in a $9 million tax reduction. Prior to this reduction the rate was 30.4% in line with expectations. For fiscal 2002, management expects an overall consolidated tax rate of approximately 30%.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings in 2001, excluding the $32 million charge, were $141.5 or 9% of sales compared to $169.1 or 10.9% of net sales for the previous year. On a fully diluted basis, net earnings per share, before the charge, for fiscal 2001 was $1.52 compared to $1.89 in fiscal 2000. During the year and in accordance with The Canadian Institute of Chartered Accountants the Company adopted the treasury method in calculating fully diluted earnings per share. The change was applied on a retroactive basis, with the effect of reducing September 30, 2000 reported diluted net earnings per share by $0.01 to $1.89. The average number of shares outstanding for fiscal 2001 on a fully diluted basis was approximately 92.8 million or 3.2 million higher than in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2001, the Company generated cash flow of $255.5 million or $2.75 per share on a fully diluted basis, a decrease of $24.8 million from $280.3 or $3.13 per share on a fully diluted basis generated in the prior year. During the three years ended September 30, 2001, the company's cash flow aggregated $780 million. Cash flow from operations and debt proceeds were used to finance working capital expansion and capital spending.


WORKING CAPITAL

A summary of the Company's consolidated working capital position at September 30 is set out below:

                                                             2001         2000
                                                            ------       ------
Working Capital (in millions of dollars)                     179.8        197.0
Current ratio                                                 1.28x        1.32x

[BASIC NET EARNINGS BAR GRAPH 1995-2001]

[DILUTED NET EARNINGS BAR GRAPH 1995-2001]

[BASIC CASH FLOW BAR GRAPH 1995-2001]

[SALES BY REGION (PERCENTAGE) PIE CHARTS 1998-2001]

As a measure of asset management, 73 days receivable experience at September 30, 2001 was unchanged from last year while days inventory slightly increased 5 days from 133 days last year. Slightly higher days inventory occurred primarily due to larger customers reducing inventories on hand and a build-up in some foreign locations pending the release of orders. Management is committed to reducing inventory days during fiscal 2002.


CAPITAL SPENDING

Overall capital spending including acquisitions, for the years ended September 30, 2001 & 2000 is summarized below:

(in millions of dollars)                                2001              2000
                                                       ------            ------
Capital expenditures                                   208.1              373.7
Acquisitions                                             4.9                0.8
Total capital spending                                 213.0              374.5

For the year ended September 30, 2001, capital expenditures amounted to $208 million compared to $374 million for the same period last year. During 2001, approximately $123.8 was expended in the product segment, including $55.7 for added capacities in custom profiles. The remaining $84.3 million was expended in the support segment for added capacities in materials including recycling technology.

     During 2001, the Company acquired 100% equity interests in 3 distributors in the products segment for aggregate consideration of $4.9.

     For fiscal 2002, excluding possible business acquisitions and the sale of non-strategic assets the Company anticipates a net investment in capital assets in the range of $110 to $125 million, primarily for added manufacturing capacities in the products segment.

     The company purchased Marley Mouldings subsequent to year-end for U.S. $88 million cash. It also announced a plan to divest certain nonstrategic assets for expected proceeds of $80 to $90 million.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

The Company has an authorized $700 million revolving, unsecured bank credit facility with a syndicate of banks, of which $147 million was drawn at September 30, 2001 and $281 million was committed as back-up liquidity to outstandings on the Company's commercial paper program. The bank credit facility can be used for working capital requirements, acquisitions and capital expenditures. The Company has an authorized $300 million commercial paper program in Canada. On September 30, 2001, $281 million was issued and outstanding. In addition the Company has an authorized $400 million medium term note program in Canada. This program is unsecured, ranking pari passu with the bank facility, with $150 million issued and outstanding. At year-end the funded debt to total capitalization was 41%, unchanged from last year.

     Management believes that the Company's anticipated cash flow from operations and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements for fiscal 2002, including the seasonal natures thereof.

BUSINESS DEVELOPMENT

In December 2001, the Company acquired the assets and business of Marley Moulding LLC ("Marley"), for a cash price of U.S. $88 million based on the net tangible assets having a value of U.S. $60 million. Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular/foam extrusion technology. Based in Marion, Virginia, its sales for the twelve months ended September 30, 2001, were approximately U.S. $100 million.

     The acquisition will be accounted for by the purchase method, and is expected to result in an increase of goodwill and other intangible assets of approximately U.S. $28 million. This transaction will be financed using existing bank facilities.

YEAR ENDED SEPTEMBER 30, 2000 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1999

Consolidated net sales for the year ended September 30, 2000 increased 21% or $267.5 million to $1.55 billion, up from $1.28 billion in 1999. The overall sales increase was primarily due to unit volume increases in all major product lines, with slightly higher average selling prices experienced in custom, siding, and pipe product lines. Acquisitions completed during 2000 and 1999 accounted for only $18.5 million or 7% of the sales growth in 2000.

     Product segment sales for the year ended September 30, 2000 increased 19.5% or $242 million to $1,484 million from $1,242 million in 1999. The

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

increase was lead by consumer and construction product lines increasing 26% and 18% respectively over the prior year. The former increase was due to higher unit volumes sold in both outdoor products and housewares and furniture. The latter was due to higher volumes sold at higher average selling prices in pipe products. Home improvement products grew by 13%, which was lead by custom profiles up 16.5% or $69 million from prior year primarily due to higher unit volumes, with some higher selling prices. Excluding residential doors, home improvement products (custom profiles, siding and roofing) grew substantially organically by 16.7% significantly outpacing the NAHB's 1.1%, 2000 growth forecast for the North American repair and remodeling industry.

     Support segment sales for the year ended September 30, 2000 increased 36% or $195.9 million to $734.8 million from $538.9 million in 1999. This significant increase was primarily due to increased sales, both internal and external sales in the material processing companies, resulting from the expansion of capacities in the segment and a full year of sales activity for the resin facility.

     During fiscal 2000, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations decreased to 66.4% of total sales from 69.9% for the same period in 1999. Increases in sales volume rates to Canadian customers outpaced both the United States and International markets as higher volumes sold in both the pipe and fittings and housewares and furniture product lines, which are typically more regional markets.

     The Group's overall operating margin (or EBITDA) for the year ended September 30, 2000 increased by $49.3 million or 15% to $378.4 million compared to $329.1 million last year. EBITDA as a percentage of sales decreased to 24.4% from 25.7% last year. Raw material costs as a percentage of sales increased to 43% from 40% last year due primarily to higher resin costs during the year. Over the last 18 months the resin industry experienced both the fastest and steepest increase in resin prices recorded in the last ten years. During fiscal 2000, despite our vertical integration and selling price increases, unit raw material cost increased by approximately $60 million. In the earlier part of the year, the Company was able to overcome this increase with higher unit volumes sold and slightly higher selling prices. This was not the case for the last quarter of the year, when the overall rates of growth declined and resin unit cost remained high.

     Labour and overhead costs as a percentage of sales were 12.8% and 8.7% respectively, compared to 13.3% and 8.6% last year. Labour efficiencies were gained by higher unit volumes, while higher amortization cost and costs associated with moving production facilities into the new industrial complex north of Toronto, slightly increased overhead cost. Selling, general and administration cost as a percentage of sales decreased by 0.8% to 16.9% from 17.7% last year. Selling costs decreased to 11.0% from 11.2% while general and administration cost decreased to 5.9% from 6.5% last year. Fiscal 2000 experienced selling, general and administration cost decreases due to lower unit cost through greater utilization of plant capacities.

     Product segment EBITDA for the year ended September 30, 2000 increased by $27.6 million or 13% to $238.7 million compared to $211.1 million last year. EBITDA as a percentage of sales decreased to 16.1% from 17% last year. The decrease was primarily due to higher average raw material unit cost.

   Support segment EBITDA for the year ended September 30, 2000 increased $21.7 million or 18% to $139.7 million from $118 million in 1999. EBITDA as a percentage of sales decreased to 18.9% from 21.9% last year. This decrease was primarily due to the aforementioned resin cost increase. Some of the higher resin cost impact was recovered with higher average selling price to the product segment.

   Other income earned in fiscal 2000 primarily represents the gain on the sale of Steelwood Doors Inc., a non-strategic operating company.

   Amortization expense as a percentage of sales was 5.4%, slightly higher than the 5.2% experienced last year. This expense increased by $16.2 million from $67.1 million in the prior year due to added capacities in both operating segments through both acquisitions and the capital expenditure program undertaken during the period.

   Product segment amortization expense as a percentage of sales was 3.9%, slightly higher than the 3.8% experienced last year. This expense increased by $10.8 million from $47.4 million in the prior year due primarily to added capacities in custom profiles and building system product lines.

   Support segment amortization expense as a percentage of sales was 3.4%, slightly lower than the 3.6% experienced last year. This expense increased by $5.4 million from $19.7 million in the prior year due primarily to added capacities in the material processing companies and manufacturing facility additions.

     As anticipated, interest and financing charges increased as a percentage of sales to 3.0% from 2.4% last year. Interest expense increased by $15.2 million from $31.4 million due to higher level of loan utilization for working capital and capital spending purposes, as the Group's interest rates were relatively consistent with those experienced in 1999. During the year, Company's capital expenditure program was financed with equal portions of cash flow from operations and debt proceeds.

     In fiscal 2000, income tax expense as a percentage of earnings before income taxes decreased to 31.9% from 34.4% due mainly to; the adoption of the new accounting recommendation from the Canadian Institute of Chartered Accountants, section 3465, Accounting for Income Taxes, income earned in foreign jurisdictions with a lower effective tax rate and various income tax initiatives implemented throughout the year.

     Net earnings in 2000 increased by $19.1 million or 12.8% to a record $169.1 million or 10.9% of sales from $150 million or 11.7% of net sales for the previous year. On a fully diluted basis, net earnings per share for fiscal 2000 was $1.89. This is an improvement over the fiscal 1999 fully diluted net earnings per share of $1.68.

RISKS AND UNCERTAINTIES

Royal operates in many markets each of which involves various known and unknown risk factors and uncertainties and other factors affecting Royal specifically or the markets generally. Royal's future performance could be affected by these important factors, which in some cases have affected, and which in the future could affect, Royal's actual results and could cause Royal's

[WORKING CAPITAL BAR CHART 1995-2001]

[PROPERTY, PLANT AND EQUIPMENT BAR CHART 1995-2001]

[TOTAL ASSETS BAR CHART 1995-2001]

[FUNDED DEBT TO CAPITAL (PERCENTAGE) PIE CHARTS 1998-2001]


actual results for 2002 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of Royal. These risks and uncertainties include fluctuations in the level of renovation, remodeling and to a lesser extent construction activity, changes in Royal's product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in Royal's product mix, the growth rate of the markets in which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly in developing countries), limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below.

o Royal's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/ commercial. Therefore, the demand for the products manufactured and distributed by Royal is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

o The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing Royal's products. Historically, there have been fluctuations in these raw material's prices and in some instances price movements have been volatile and affected by circumstances beyond Royal's control. There can be no assurance that Royal can pass on increases from normal market fluctuations in the price of PVC resin to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the industry has occasionally found certain raw materials to be in short supply.

o As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater risk of foreign exchange fluctuations. The company attempts to minimize risks associated with currency fluctuations through matchings of the currency of debt financing and the currency of certain raw material purchases to the currency of sales or asset acquisitions. While Royal has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Company does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

OUTLOOK FOR 2002 AND 2003

During fiscal 2002, accelerating sales growth, increasing profitability, declining capital expenditures and sales of non-strategic assets, are expected to produce strong cash flow, enabling the reduction of net debt to total capitalization to a range of 36% to 38% by year-end. Looking further ahead, Management expects to achieve sales growth of 10% to 15% per year over the next four years, with a sales target of $3 billion in 2005. Over the next four years, as current manufacturing infrastructure is utilized to produce increasing sales volumes, returns on invested capital are expected to return to the double-digit levels experienced in the late 1990's.

REPORT TO THE SHAREHOLDERS

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

   The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is comprised solely of independent directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

   The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.



/s/ Vic De Zen                               /s/ Gary Brown
-----------------------------------          -----------------------------------
Chairman, President                          Executive Vice President
and Chief Executive Officer                  and Chief Financial Officer
November 16, 2001                            November 16, 2001


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Royal Group Technologies Limited as at September 30, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the financial statements for the years ended September 30, 2001 and 2000, to the extent summarized in note 19 to the consolidated financial statements.

[KPMG LLP SIGNATURE]

Chartered Accountants
Toronto, Canada
November 16, 2001

CONSOLIDATED BALANCE SHEETS

September 30, 2001 and 2000
(In thousands of Canadian dollars)

                                                          2001          2000
                                                       ----------    ----------
ASSETS

Current assets:
Accounts receivable (note 4)                           $  370,030    $  363,939
Inventories (note 5)                                      420,597       421,686
Prepaid expenses and deposits                              30,609        28,701
                                                          821,236       814,326

Property, plant and equipment (note 6)                  1,604,499     1,455,027

Future income tax assets (note 14)                         22,847        20,826

Goodwill and other assets (note 7)                        245,729       248,857
                                                       ----------    ----------
                                                       $2,694,311    $2,539,036
                                                       ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness (note 9)                             $  405,367    $  330,546
Accounts payable and accrued liabilities (note 8)         211,472       286,297
Term debt due within one year (note 9)                     24,635           479
                                                          641,474       617,322

Term debt (note 9)                                        544,861       547,210

Future income tax liabilities (note 14)                   127,487       118,816

Minority interest                                          18,802        19,466

Shareholders' equity:
Capital stock (note 10)                                   608,776       605,712
Retained earnings                                         775,229       657,791
Currency translation adjustments                          (22,318)      (27,281)
                                                       ----------    ----------
                                                        1,361,687     1,236,222
                                                       ----------    ----------
                                                       $2,694,311    $2,539,036
                                                       ==========    ==========

See accompanying notes to consolidated financial statements.

On behalf of the Board:



/s/ Vic De Zen                               /s/ Gary Brown
-----------------------------------          -----------------------------------
Vic De Zen                                   Gary Brown
Chairman, President & C.E.O.                 Executive Vice President, C.F.O. &
                                             Director

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30, 2001 and 2000
(In thousands of Canadian dollars, except per share amounts)

                                                          2001          2000
                                                       ----------    ----------
Net sales                                              $1,669,036    $1,549,481

Cost of sales and operating expenses                    1,353,109     1,179,107
Other income                                                   --         8,025

Earnings before the undernoted                            315,927       378,399

Amortization charges (note 12)                            104,632        83,335
Interest and financing charges (note 13)                   56,546        46,592

Earnings before income taxes and minority interest        154,749       248,472

Income taxes (note 14)                                     38,001        79,246

Earnings before minority interest                         116,748       169,226

Minority interest                                            (690)          109
                                                       ----------    ----------
Net earnings                                           $  117,438    $  169,117
                                                       ==========    ==========
Basic net earnings per share (note 11)                 $     1.29          1.95
                                                       ==========    ==========
Diluted net earnings per share (notes 1(k) and 11)     $     1.27          1.89
                                                       ==========    ==========

See accompanying notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars)

                                                          2001          2000
                                                       ----------    ----------
Retained earnings, beginning of year                   $  657,791    $  488,674

Net earnings                                              117,438       169,117
                                                       ----------    ----------
Retained earnings, end of year                         $  775,229    $  657,791
                                                       ==========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2001 and 2000
(In thousands of Canadian dollars, except per share amounts)

                                                           2001         2000
                                                       ----------    ----------
Cash provided by (used in):

Operating activities:
Earnings before minority interest                        $ 116,748    $ 169,226
Items not affecting cash (note 16)                         138,779      111,108
Change in non-cash working capital items (note 17)        (110,425)    (171,419)
                                                           145,102      108,915

Financing activities:
Increase in bank indebtedness                               74,821      160,232
Term debt proceeds                                              --      150,000
Term debt repayments                                        (2,538)    (180,208)
Issuance of shares, net of share issue costs                    --      149,900
Issuance of shares under stock option plan                   3,064        2,578
Dividends paid to minority interest                           (294)          --
                                                            75,053      282,502

Investing activities:
Acquisition of property, plant and equipment, net         (208,088)    (373,699)
Acquisitions of other businesses                            (4,913)        (819)
Increase in investments                                     (2,641)     (14,208)
Increase in other assets                                    (1,797)      (3,234)
                                                          (217,439)    (391,960)

Effect of exchange rate changes                             (2,716)         543

Change in cash, being cash, end of year                  $      --    $      --

Cash flow, being earnings before minority interest
plus items not affecting cash                            $ 255,527    $ 280,334

Basic cash flow per share (note 11)                      $    2.81    $    3.22

Diluted cash flow per share (notes 1(k) and 11)          $    2.75    $    3.13

Supplemental cash flow information:
Interest and financing charges paid                      $  58,693    $  52,506
Income taxes paid                                           41,160       63,148

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


1.   SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States is shown in note 19.

(a)  Principles of consolidation:

These consolidated financial statements include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest. All significant intercompany profits, transactions and balances have been eliminated on consolidation.

(b)  Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(c)  Inventories:

Inventories are stated at the lower of cost, determined using the first-in, first-out method, and replacement cost for raw materials and work-in-process, and net realizable value for finished goods.

(d)  Property, plant and equipment:

Property, plant and equipment is stated at cost less accumulated amortization. Interest costs relating to major capital expenditures are capitalized when significant interest costs are incurred before the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets using the following annual rates:

Buildings                                                          20 - 40 years
Plant equipment                                                    10 - 15 years
Dies and moulds                                                     4 - 10 years
Office and computer equipment                                       3 - 10 years
Aircraft and transport equipment                                    5 - 20 years

(e)  Goodwill and other assets:

Goodwill is amortized on a straight-line basis over 40 years. Goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment of goodwill would be written off against earnings.

     Patents and deferred financing costs are amortized on a straight-line basis over 5 to 17 years for the former and over the life of the debt instrument for the latter. Investments over which the Company is able to exercise significant influence are accounted for using the equity method and investments where the Company does not control or exercise significant influence are accounted for using the cost method.

(f)  Foreign currency translation:

Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded as currency translation adjustments included as a separate component of shareholders' equity and are included in earnings only upon a reduction in the investment.

     Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in earnings, except for unrealized gains and losses arising from the translation of long-term monetary liabilities, which are deferred and amortized over the remaining life of the related item.

(g)  Research and development:

The Company carries on various applied research and development ("R&D") programs, certain of which are partially funded by governments (including investment tax credits). R&D expenditures are charged to earnings in the period in which they are incurred. Funding received is accounted for using the cost reduction approach. Total R&D expenditures were approximately $19,043 (2000 - $19,100) of which $12,056 (2000 - $9,050) was expensed to cost of sales.

(h)  Start-up costs:

Costs incurred in establishing new facilities, including pre-operating costs, are charged to earnings in the period in which they are incurred.

(i)  Stock option plan:

The Company has a stock option plan which is described in note 10. No compensation expense is recognized for this plan when stock or stock options are issued to management and key operating personnel. Any consideration paid by management and key personnel on exercise of stock options or purchase of stock is credited to capital stock.

(j)  Income taxes:

The Company applies the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized in income in the period that includes the enactment date.

(k)  Change in accounting policies:

During the current fiscal year, The Canadian Institute of Chartered Accountants ("CICA") revised Section 3500, of the CICA Handbook, Earnings Per Share. This section requires the use of the treasury method in calculating fully diluted earnings per share. The change in accounting was applied on a retroactive basis, with the effect of reducing September 30, 2000 reported diluted earnings per share by $0.01 to $1.89.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


2.   BUSINESS DEVELOPMENT:

Acquisitions of other businesses:

During 2001, the Company acquired 100% equity interest in certain businesses for aggregate consideration of $4,913 in cash. These acquisitions were accounted for by the purchase method and are summarized as follows:

Working capital                                                          $2,952
Property, plant and equipment                                             1,961
                                                                         ------
Total purchase price                                                     $4,913
                                                                         ======


During 2000, the Company acquired either 100% or controlling equity interest in certain businesses for aggregate consideration of $819 in cash. These acquisitions were accounted for by the purchase method and are summarized as follows:

Working capital, and property, plant and equipment                     $  3,951
Term debt                                                                (3,475)
Future income tax liabilities                                               (71)
Minority interest                                                            (1)
                                                                       --------
                                                                            404
Goodwill                                                                    415
                                                                       --------
Total purchase price                                                   $    819
                                                                       ========


3.   INTEREST IN JOINT VENTURES:

The Company's proportionate interest in joint ventures includes current assets of $8,366 (2000 - $5,554), property, plant and equipment of $10,507 (2000 -
$6,786), current liabilities of $4,407 (2000 - $3,123) and long-term liabilities of $3,230 (2000 - $1,974). Operating results of the Company include sales of $35,823 (2000 - $29,080) and net earnings of $3,451 (2000 - $3,107) from its proportionate interest in joint venture operations. Cash provided from operations of $4,445 (2000 - $3,136) and acquisitions of property, plant and equipment of approximately $4,205 (2000 - $1,636) relate to its proportionate interest in joint venture operations during the year.

4.   ACCOUNTS RECEIVABLE:

                                                        2001             2000
                                                     --------         ---------
Trade                                                $ 341,995        $ 344,804
Taxes and other                                         35,553           24,332
Allowance for doubtful accounts                         (7,518)          (5,197)
                                                     ---------        ---------
                                                     $ 370,030        $ 363,939
                                                     =========        =========

5.   INVENTORIES:

                                                        2001             2000
                                                     --------         ---------
Raw materials and work-in-process                    $162,759         $ 154,208
Finished goods                                        257,838           267,478
                                                     --------         ---------
                                                     $420,597         $ 421,686
                                                     ========         =========


6.   PROPERTY, PLANT AND EQUIPMENT:

                                                                 2001         2000
                                                             ----------   ----------
                                               ACCUMULATED     NET BOOK     NET BOOK
                                       COST    AMORTIZATION      VALUE        VALUE
                                   ----------  ------------  ----------   ----------
Land                               $  101,260   $       --   $  101,260   $   80,199
Buildings                             555,778       82,672      473,106      337,594
Plant equipment                     1,026,862      262,758      764,104      696,993
Dies and moulds                       199,552       92,139      107,413       79,568
Office and computer equipment          48,430       26,366       22,064       17,796
Aircraft and transport equipment       62,972       23,551       39,421       39,013
                                   ----------   ----------   ----------   ----------
                                    1,994,854      487,486    1,507,368    1,251,163
Assets not in use                      97,131           --       97,131      203,864
                                   ----------   ----------   ----------   ----------
                                   $2,091,985   $  487,486   $1,604,499   $1,455,027
                                   ==========   ==========   ==========   ==========

Assets not in use are expected to either be placed into productive use during fiscal 2002 or disposed of during the next eighteen months. Assets not in use, consist of land and buildings under construction of $24,799 (2000 - $139,400) and plant equipment under construction of $72,332 (2000 - $64,464). Capital expenditures during the year include $8,230 (2000 - $15,362) of capitalized interest costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


7.   GOODWILL AND OTHER ASSETS:

                                                         2001            2000
                                                       --------        --------
Goodwill, net of accumulated amortization
   of $32,317 (2000 - $ 26,424)                        $187,378        $192,264
Patents, net                                              7,339           7,453
Deferred financing costs, net                             2,059           2,352
                                                       --------        --------
                                                        196,776         202,069
Investments                                              48,953          46,788
                                                       --------        --------
                                                       $245,729        $248,857
                                                       ========        ========

Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods, and investments in marketable securities.


8.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

                                                     2001                2000
                                                   --------            --------
Trade                                              $152,083            $230,402
Taxes and other                                      59,389              55,895
                                                   --------            --------
                                                   $211,472            $286,297
                                                   ========            ========


9.   BANK INDEBTEDNESS AND TERM DEBT:

The Company has an authorized $700 million (2000 - $700 million) revolving, unsecured bank credit facility with a syndicate of banks, of which $147,118 was drawn at September 30, 2001 (2000 - $264,154) and $281,000 (2000 - $100,000) was
committed as back-up liquidity to outstandings on the Company's commercial paper program.

     The Company may elect at any time to term out any drawn amount under the 364-day facility which shall then be outstanding on a non-revolving, non-amortized basis, and be repayable in full within two years of the term-out. The costs of the term-out would be the same as the current facility drawn amounts.

     The bank credit facility is for working capital requirements, acquisitions, capital expenditures, and commercial paper back-up liquidity lines and bears interest at prime or at 0.675% (2000 - 0.625%) over bankers' acceptance rates or LIBOR, plus a standby fee of 0.125% (2000 - 0.125%) on the undrawn portion of the facility, payable quarterly in arrears. Additionally, utilization fees are determined quarterly in arrears of 0.05% (2000 - 0.05%) if 1/3 to 2/3 of the facility is drawn and 0.10% (2000 - 0.10%) if greater than 2/3 of the facility is drawn. The drawn fee and the standby fee are subject to variation if the Company's term credit rating is adjusted.

     The Company has an authorized $300 million commercial paper program in Canada. On September 30, 2001, $281,000 (2000 - $100,000) was issued and outstanding, bearing rates at approximately 0.06 - 0.07% (2000 - 0.03 - 0.04%) over bankers' acceptance rates, plus a commission at 0.125%. The Company issues current debt first under its commercial paper program and the balance, if any, under its bank facility. This program is supported by the bank facility and became active on September 26, 2000.

     The Company has an authorized $400 million (2000 - $400 million) medium term note program in Canada. This program is unsecured, ranking pari passu with the bank facility. On April 13, 2000, the Company issued $150 million of notes bearing a coupon rate of 6.90%, payable semi-annually in arrears, maturing April 13, 2010, at which time the notes are due in full.

     The Company is subject to covenants under its various lending agreements.

     The Company has private placements of unsecured senior notes outstanding as follows:

o    U.S. $50,000 bearing interest at 6.84%, due November 2002

o U.S. $75,000 bearing interest at 7.17% with equal annual principal repayments due from August 2002 to 2006

o    U.S. $25,000 bearing interest at 7.31%, due August 2006

o    U.S. $115,000 bearing interest at 7.10%, due November 2007

                                                          2001           2000
                                                        --------       --------
Bank indebtedness:
   Bankers' acceptances advances                        $ 65,000       $192,000
   LIBOR advances (U.S. $52,000; 2000 -
     U.S. $48,000)                                        82,118         72,154
   Commercial paper outstandings                         281,000        100,000
                                                        --------       --------
                                                         428,118        364,154
   Less cash                                              22,751         33,608
                                                        --------       --------
Bank indebtedness                                       $405,367       $330,546
                                                        ========       ========

                                                        2001             2000
                                                     ---------        ---------
Term debt:
   Medium term notes outstanding                     $ 150,000        $ 150,000
   Senior notes outstanding (U.S $265,000;
     2000 - U.S. $265,000)                             418,463          398,348
   Other term debt requiring periodic
     principal repayments                                7,137            7,779
   Deferred foreign exchange loss                       (6,104)          (8,438)
                                                     ---------        ---------
                                                       569,496          547,689
Term debt due within one year                          (24,635)            (479)
                                                     ---------        ---------
Term debt                                            $ 544,861        $ 547,210
                                                     =========        =========

Term debt principal repayments for the next five fiscal years are as follows:

2002                                                                   $ 24,635
2003                                                                    103,739
2004                                                                     24,814
2005                                                                     24,780
2006 and thereafter                                                     391,528
                                                                       --------
                                                                       $569,496
                                                                       ========

10.  CAPITAL STOCK:

Authorized share capital of the Company consists of the following:

(a)  Unlimited number of preference shares:

     Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares are issued or outstanding.

(b) Unlimited number of subordinate voting shares and multiple voting common shares:

     (i) Subordinate voting shares: Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.

     (ii) Multiple voting shares: Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis.

In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


10.  CAPITAL STOCK (CONT'D):

                                               SUBORDINATE VOTING           MULTIPLE VOTING
                                              ---------------------     ----------------------       TOTAL        TOTAL
                                                SHARES       AMOUNT       SHARES        AMOUNT       SHARES       AMOUNT
                                              ----------   ---------    ----------    --------     ----------   ---------
Issued and outstanding, September 30, 1999    68,505,995   $ 432,298    17,635,444    $ 18,410     86,141,439   $ 450,708
Issued for cash, net of share issue costs
   (net of taxes of $2,526)                    4,500,000     152,426            --          --      4,500,000     152,426
Issued for cash under stock option plan          130,400       2,578            --          --        130,400       2,578
Fractional shares issued relating
   to Royal Ecoproducts amalgamation               1,473          --            --          --          1,473          --
                                              ----------   ---------    ----------    --------     ----------   ---------
Issued and outstanding, September 30, 2000    73,137,868     587,302    17,635,444      18,410     90,773,312     605,712
Conversion                                     1,700,000       1,775    (1,700,000)     (1,775)            --          --
Issued for cash under stock option plan          284,688       3,064            --          --        284,688       3,064
                                              ----------   ---------    ----------    --------     ----------   ---------
Issued and outstanding, September 30, 2001    75,122,556   $ 592,141    15,935,444    $ 16,635     91,058,000   $ 608,776
                                              ==========   =========    ==========    ========     ==========   =========

The Company maintains a stock option plan to allow management and key operating personnel to purchase subordinate voting shares, substantially exercisable as to half on or after three years from the date of issue, the balance after six years from the date of issue. The maximum number of subordinate voting shares reserved to be issued for options cannot exceed 10,636,000 and all options expire nine years after the date of issue.

The number of stock options has varied as follows:

                                        2001                      2000
                               ----------------------    ----------------------
                                            WEIGHTED                  WEIGHTED
                                            AVERAGE                   AVERAGE
                               NUMBER OF    EXERCISE     NUMBER OF    EXERCISE
                                OPTIONS      PRICE        OPTIONS      PRICE
                               ---------    ---------    ---------    ---------
Balance, beginning of year     9,794,654    $   24.34    9,515,954    $   23.92
Granted                          580,000        21.95      732,500        31.46
Exercised                       (284,688)       11.16     (130,400)       20.69
Cancelled                       (337,128)       33.11     (323,400)       29.44
                               ---------    ---------    ---------    ---------
Balance, end of year           9,752,838    $   24.28    9,794,654    $   24.34
                               ---------    ---------    ---------    ---------
Options exercisable, end of
   year                        5,252,719    $   17.41    1,409,572    $   27.11
                               =========    =========    =========    =========

The following table summarizes information about options outstanding at September 30, 2001:

                                          OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                        ------------------------   -----------------------
                                          WEIGHTED
                                          AVERAGE       WEIGHTED                  WEIGHTED
                                         REMAINING      AVERAGE                   AVERAGE
RANGE OF EXERCISE           NUMBER      CONTRACTUAL     EXERCISE     OPTIONS      EXERCISE
PRICES PER SHARE         OUTSTANDING       LIFE         PRICE      EXERCISABLE     PRICE
-----------------        -----------    -----------    ---------   -----------    ---------
$ 7.15 - $17.63           3,363,860      2.3 years      $ 11.28     3,243,335      $ 11.08
 18.38 -  29.90           2,489,244      5.6 years        24.95     1,356,122        24.73
 30.00 -  36.00           1,648,400      5.8 years        32.83       527,200        32.70
 36.10 -  46.60           2,251,334      5.4 years        36.71       126,062        37.61
                          ---------                     -------     ---------      -------
                          9,752,838                     $ 24.28     5,252,719      $ 17.41
                          =========                     =======     =========      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


11.  EARNINGS PER SHARE:

Basic and diluted net earnings per share and cash flow per share have been calculated using the weighted average and maximum dilutive number of shares outstanding during the year of 90,869,248 (2000 - 86,929,410) and 92,802,214
(2000 - 89,614,144), respectively. The difference between basic and diluted number of shares is due to the Company's stock option program.

12.  AMORTIZATION CHARGES:

                                                        2001             2000
                                                      --------         --------
Property, plant and equipment                         $ 97,170         $ 76,383
Goodwill                                                 5,893            5,763
Patents                                                  1,569            1,189
                                                      --------         --------
                                                      $104,632         $ 83,335
                                                      ========         ========

13.  INTEREST AND FINANCING CHARGES:

                                                        2001             2000
                                                      --------         --------
Interest expense:
   Operating                                          $ 18,634         $ 17,878
   Term                                                 31,856           24,465
Bank and financing expense                               3,152            2,841
Amortization of deferred financing costs
   and foreign exchange loss                             2,904            1,408
                                                      --------         --------
                                                      $ 56,546         $ 46,592
                                                      ========         ========

14.  INCOME TAXES:

Total income tax expense for the year ended September 30, 2001 was allocated as follows:

                                                        2001             2000
                                                      --------         --------
Earnings before income taxes:
   Canadian operations                                $189,973         $239,791
   Foreign operations                                  (35,224)           8,681
                                                      --------         --------
                                                      $154,749         $248,472
                                                      ========         ========

Current income tax expense:
   Canadian operations                                $ 40,552         $ 46,297
   Foreign operations                                   (9,201)           4,803
                                                      --------         --------
                                                        31,351           51,100

Future income tax expense:
   Canadian operations                                   8,935           26,114
   Foreign operations                                   (2,285)           2,032
                                                      --------         --------
                                                         6,650           28,146
                                                      --------         --------
                                                      $ 38,001         $ 79,246
                                                      ========         ========

14. INCOME TAXES

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.2% (2000
- 35.5%) to pretax earnings as a result of the following:

                                                        2001             2000
                                                      --------         --------
Earnings before income taxes and minority interest    $154,749         $248,472
                                                      --------         --------
Expected income taxes based on an effective
   manufacturing and processing income tax rate
   of approximately 34.2% (2000 - 35.5%)              $ 52,924         $ 88,207
Changes in income taxes attributed to:
Amortization of non-deductible goodwill and
   future income tax assets                              2,382            2,157
Adjustment to future income tax assets and
   liabilities for enacted changes in tax laws
   and rates                                            (9,000)          (1,900)
Reduction due to income earned in foreign
   jurisdictions                                        (6,679)          (5,869)

Non-taxable income and other                            (1,626)          (3,349)
                                                      --------         --------
                                                      $ 38,001         $ 79,246
                                                      ========         ========

In accordance with the Canadian income tax accounting standard (note 1(j)), the effects of substantively enacted changes in federal or provincial income tax rates on future income tax assets and liabilities are included in the Company's consolidated financial statements.

     On June 29, 2001, the Ontario government legislated changes to its provincial corporate income tax rates that will be implemented over a five-year period commencing October 1, 2001. The effect of the substantively enacted changes in the provincial income tax rates is reported as a $9 million reduction to future income tax expense in fiscal 2001.

     The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at September 30, 2001 are presented below:

                                                        2001             2000
                                                     ---------        ---------
Future income tax assets:
Share issue costs                                    $   2,453        $   3,578
Non-capital loss carryforwards                          18,082           12,427
Other, including refundable taxes                        3,312            5,821
                                                     ---------        ---------
                                                        23,847           21,826
Less valuation allowance                                (1,000)          (1,000)
                                                     ---------        ---------
Future income tax assets                                22,847           20,826
                                                     =========        =========
Future income tax liabilities:
Capital, intangible and other assets                  (123,641)        (117,737)
Other                                                   (3,846)          (1,079)
                                                     ---------        ---------
Future income tax liabilities                        $(127,487)       $(118,816)
                                                     =========        =========

The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

     In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


15.  SEGMENT REPORTING INFORMATION:

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     The Company's significant operating segments are:

     (i)  Product segment:

          This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, siding/roofing, window coverings, housewares and furniture, outdoor products, pipe/fittings, commercial doors and various applications of the building system used to construct a broad array of structures.


     (ii) Support segment:

          This segment represents materials, machinery and tooling and services provided predominately to the product segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds as well as a variety of recycled plastics and materials. Real estate construction, equipment, transportation, research and development, distribution and other support services are also provided by this segment.

Performance is evaluated based on earnings before amortization and interest and return on invested capital. The Company sells to a broad range of customers, none of which accounted for more than 2.3% of net sales (2000 - 3.3%).

     The accounting policies for each of the segments are the same as those described in note 1. Intersegment transactions are negotiated as if the transactions were to third parties, at market prices.

     Virtually all intra-group sales relate to materials, machinery and tooling and services transactions of the support segment.

2001                                                           PRODUCT        SUPPORT      INTRA-GROUP    CONSOLIDATED
----                                                         ----------     ----------    ------------    ------------
NET SALES                                                    $1,584,594     $  663,442     $ (579,000)     $1,669,036
EARNINGS BEFORE AMORTIZATION AND INTEREST                       153,382        162,545                        315,927
AMORTIZATION CHARGES                                             71,135         33,497                        104,632
ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL       123,779         84,309                        208,088
PROPERTY, PLANT AND EQUIPMENT                                   725,715        878,784                      1,604,499
TOTAL ASSETS                                                  1,518,816      1,175,495                      2,694,311

2000                                                           PRODUCT        SUPPORT      INTRA-GROUP    CONSOLIDATED
----                                                         ----------     ----------    ------------    ------------

Net sales                                                   $ 1,483,724     $  734,757     $ (669,000)     $ 1,549,481
Earnings before amortization and interest                       238,684        139,715                         378,399
Amortization charges                                             58,170         25,165                          83,335
Acquisition of property, plant and equipment and goodwill       162,082        212,032                         374,114
Property, plant and equipment                                   661,809        793,218                       1,455,027
Total assets                                                  1,418,323      1,120,713                       2,539,036

Certain information with respect to geographic regions is presented below:

2001                                    TOTAL                CANADA          U.S.      OTHER FOREIGN
----                                 ----------            -----------------------------------------
                                                                            SALES
                                                           -----------------------------------------
MANUFACTURED BY:
CANADIAN OPERATIONS                  $1,081,524     65%    $  557,475     $491,554        $ 32,495
U.S. OPERATIONS                         447,697     27%            --      443,736           3,961
FOREIGN OPERATIONS                      139,815      8%            --        4,194         135,621
                                     ----------    ---     ----------     --------        --------
                                     $1,669,036    100%    $  557,475     $939,484        $172,077
                                                                   33%          56%             11%
PROPERTY, PLANT AND EQUIPMENT        $1,604,499            $1,167,958     $268,346        $168,195
GOODWILL                                187,378                84,620       92,245          10,513

2000                                    TOTAL                CANADA          U.S.      OTHER FOREIGN
----                                 ----------            -----------------------------------------
                                                                            SALES
                                                           -----------------------------------------
Manufactured by:
Canadian operations                  $  991,080     64%    $  520,649     $436,034        $ 34,397
U.S. operations                         445,620     29%            --      442,008           3,612
Foreign operations                      112,781      7%            --        1,694         111,087
                                     ----------    ---     ----------     --------        --------
                                     $1,549,481    100%    $  520,649     $879,736        $149,096
                                                                   34%          57%              9%
Property, plant and equipment        $1,455,027            $1,095,143     $223,015        $136,869
Goodwill                                192,264                87,160       94,300          10,804

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


16. ITEMS NOT AFFECTING CASH:

                                                         2001            2000
                                                      ---------       ---------
Amortization charges                                  $ 104,632       $  83,335
Amortization of deferred financing costs and
   foreign exchange loss                                  2,904           1,408
Future income taxes                                       6,650          28,146
Other                                                    24,593          (1,781)
                                                      ---------       ---------
                                                      $ 138,779       $ 111,108
                                                      =========       =========

17.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS:

                                                       2001              2000
                                                    ---------         ---------
Accounts receivable                                 $  (5,538)        $ (69,370)
Inventories                                           (13,301)         (144,012)
Prepaid expenses and deposits                          (1,178)          (17,858)
Accounts payable and accrued liabilities              (90,408)           59,821
                                                    ---------         ---------
                                                    $(110,425)        $(171,419)
                                                    =========         =========

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

18.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

(a)  Foreign exchange:

The Company has significant investments denominated in U.S. dollars, which gives rise to a risk that its investments may be adversely impacted by fluctuations in foreign exchange as measured against the Canadian dollar. The Company uses U.S. dollar-denominated loans to hedge its U.S. dollar-denominated investments. Any exchange gain or loss on these loans is offset against the exchange loss or gain arising on translation of the respective financial statements of the foreign operations included in the currency translation adjustments caption shown as a separate component of shareholders' equity.

     Fair value estimates of term debt are determined by references to current market prices for debt with similar terms and risks. As at September 30, 2001, the fair value of the Company's senior notes exceeded the book value of these obligations by $43,707 (2000 - $1,053) at year-end exchange rates. As at September 30, 2001, the fair value of the Company's medium term notes approximate book value.

(b)  Derivative financial instruments:

The Company does not hold or issue financial instruments for trading purposes and does not hold any significant derivative instruments.

(c)  Concentration of credit risk:

Concentration of credit risks in accounts receivable are limited due to the large number of customers comprising the Company's customer base throughout the world. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to particular customers, historical trends and other relevant information.

(d)  Fair values of financial instruments:

The fair values of accounts receivable, bank indebtedness, accounts payable and accrued liabilities as recorded in the consolidated balance sheets approximate their carrying amounts due to the short-term maturities of these instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


19. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canadian ("Canadian GAAP"). In certain respects, the United States ("U.S. GAAP") differ from those in Canada. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements.

(a)  Description of GAAP differences:

     (i)  Foreign exchange on term debt:
          Canadian GAAP requires that unrealized gains and losses on the translation of long-term debt denominated in foreign currencies at current exchange rates be deferred and amortized over the term of the debt. Under U.S. GAAP, such gains and losses are charged to earnings as period costs.

     (ii) Substantially enacted tax laws and rates:
          Canadian GAAP permits the recognition of the impact of substantially enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantially enacted.

               U.S. GAAP does not recognize the concept of substantially enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

    (iii) Derivative instruments and hedging activities:
          Canadian GAAP does not require the reporting of derivative instruments on the consolidated balance sheet at fair value.

               In the U.S., the Financial Accounting Standards Board Statement 133 ("SFAS 133") Derivative Financial Instruments and Hedging Activities as amended by SFAS 137, requires that the Company report all derivative instruments on the consolidated balance sheet at fair value. Management has determined that the impact of the adoption of FASB SFAS No. 133 on its U.S. GAAP disclosure is not material.

     (iv) Comprehensive income:
          The Financial Accounting Standards Board in the United States issued Statement of Financial Accounting Standards No. 130 ("FAS 130") which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

(b)  Net earnings in accordance with U.S. GAAP:

                                                           2001          2000
                                                        ---------     ---------
Net earnings in accordance with Canadian GAAP           $ 117,438     $ 169,117
Impact on net earnings of U.S. GAAP adjustments:
   Foreign exchange on term debt (note 19(a)(i))            2,334        (4,343)
   Tax effect of adjustments                                 (798)        1,542
   Substantially enacted tax laws and rates
     (note 19(a)(ii))                                       4,336        (4,336)
                                                        ---------     ---------
Net earnings based on U.S. GAAP                           123,310       161,980

Foreign currency translation adjustment                     4,963         2,600
                                                        ---------     ---------
Comprehensive income based on U.S. GAAP                 $ 128,273     $ 164,580
                                                        =========     =========
Basic net earnings per share                            $    1.36     $    1.86
                                                        =========     =========
Diluted net earnings per share                               1.33          1.81
                                                        =========     =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001 and 2000
(in thousands of Canadian dollars, except per share amounts)


19. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D):

(c)  Shareholders' equity in accordance with U.S. GAAP:

                                                        2001            2000
                                                     ----------      ----------
Shareholders' equity in accordance with
   Canadian GAAP                                     $1,361,687      $1,236,222
Foreign exchange on term debt (note 19(a)(i))            (6,104)         (8,438)
Tax effect of adjustments                                 2,197           2,995
Substantially enacted tax laws and rates
   (note 19(a)(ii))                                          --          (4,336)
                                                      ----------     ----------
Shareholders' equity in accordance with U.S. GAAP     $1,357,780     $1,226,443
                                                      ==========     ==========


(d) Effect on consolidated balance sheets and consolidated statements of earnings: The application of U.S. GAAP would result in the following presentation on these captions on the consolidated balance sheets and consolidated statements of earnings:

                                                          2001            2000
                                                        --------        --------
Term debt                                               $575,600        $556,127
Net future income tax liabilities                        102,552          99,331
Tax provision                                             34,463          82,040
Interest and financing charges                            54,146          44,211

(e)  Other disclosures:

     (i)  Accounting for employee stock options:

     U.S. GAAP encourages but does not require companies to record compensation cost for stock option plans at fair value. The Company accounts for stock options using the intrinsic value method as permitted under U.S. GAAP. The United States accounting pronouncement Financial Accounting Standards Board No. 123 ("SFAS 123") does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

Assumptions                                                  2001         2000
-----------                                                -------      -------
Risk-free interest rate                                        5.4%         6.1%
Expected life (in years)                                       4.0          4.4
Expected volatility                                           34.7%        35.8%
                                                           =======      =======
Weighted average fair value of options granted
   during the year                                         $  7.78      $ 12.13
                                                           =======      =======

Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method described in SFAS 123, the Company's U.S. GAAP net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         2001            2000
                                                      ---------       ---------
Net earnings:
   As reported                                        $ 123,310       $ 161,980
   Pro forma                                            117,018         151,399
Basic net earnings per share:
   As reported                                             1.36            1.86
   Pro forma                                               1.28            1.74
Diluted net earnings per share:
   As reported                                             1.33            1.81
   Pro forma                                               1.26            1.69

     (ii) New accounting standards:

          In June 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will no longer be permitted. There will be no impact of the adoption of SFAS No. 141. Canadian GAAP will be substantially the same method of accounting for business combinations as U.S. GAAP.

          In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangibles". SFAS No. 142 requires that new and existing goodwill no longer be amortized, but instead be reviewed for impairment. SFAS No. 142 is effective in the year commencing October 1, 2001. Canadian and U.S. GAAP will be substantially the same method of accounting for the amortization of goodwill. Under the new standard goodwill amortization of $5,893 charged in fiscal 2001 will no longer be amortized.

          In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The statement is effective for fiscal years beginning after June 15, 2001. The Company does not expect the adoption of SFAS No. 143 to have any impact.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. The Company is required to adopt SFAS No. 144 no later that the year beginning after December 15, 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's financial statements.


20.  COMMITMENT AND CONTINGENCIES:

The Company has a long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer from a North American supplier. The contract is at market prices reflecting considerations for volume and term and has a minimum duration of five years.

     The Company has contingent liabilities under standby letters of credit amounting to approximately $14,800 (2000 - $6,800) and U.S. $4,700 (2000 - U.S.
$3,400).

21.  SUBSEQUENT EVENT:

On November 14, 2001, the Company signed an Asset Purchase Agreement to acquire the assets and business of Marley Moulding LLC ("Marley"). Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular/foam extrusion technology. Based in Marion, Virginia, its sales for the twelve months ended September 30, 2001, were approximately U.S. $100 million.

     The purchase, subject to regulatory approval, is expected to close November 30, 2001 for a cash price of U.S. $88 million based on the net tangible assets having a value of U.S. $60 million. The acquisition will be accounted for by the purchase method, and is expected to result in an increase of goodwill and other intangible assets of approximately U.S. $28 million.

                   SUPPLEMENTARY FINANCIAL INFORMATION

ELEVEN-YEAR SUMMARY OF STATEMENTS OF EARNINGS(3)
For the years ended September 30
(In thousands of Canadian dollars, except per share amounts)

                          2001        2000       1999       1998       1997      1996      1995
                       ---------   ---------  ---------  ---------   -------   -------   -------
Net Sales              1,669,036   1,549,481  1,282,004  1,050,103   848,741   675,092   535,053

Cost of sales and
operating expenses    (1,353,109) (1,179,107)  (952,902)  (799,103) (649,313) (522,650) (423,444)
Other income                  --       8,025         --         --        --        --        --

Operating margin         315,927     378,399    329,102    251,000   199,428   152,442   111,609
Percentage                  18.9%       24.4%      25.7%      23.9%     23.5%     22.6%     20.9%


Amortization            (104,632)    (83,335)   (67,134)   (50,033)  (43,624)  (36,932)  (28,095)
Interest and
financing charges        (56,546)    (46,592)   (31,377)   (17,617)   (9,155)   (8,191)   (9,895)
Earnings from
operations               154,749     248,472    230,591    183,350   146,649   107,319    73,619
Management
shareholder bonuses           --          --         --         --        --        --        --
Unusual items                 --          --         --     (2,900)       --        --        --
Earnings before
income taxes
and minority interest    154,749     248,472    230,591    180,450   146,649   107,319    73,619

Income taxes             (38,001)    (79,246)   (79,182)   (64,712)  (52,721)  (38,772)  (26,142)

Earnings before
minority interest        116,748     169,226    151,409    115,738    93,928    68,547    47,477

Minority interest            690        (109)    (1,440)       355    (2,265)   (1,394)     (864)

Net earnings(3)          117,438     169,117    149,969    116,093    91,663    67,153    46,613
Basic Net EPS(3)           $1.29       $1.95      $1.75      $1.38     $1.13     $0.87     $0.66
Fully Diluted Net
   EPS(4)                  $1.27       $1.89      $1.68      $1.32     $1.06     $0.81     $0.59

                         1994       1993      1992      1991
                       --------   -------   -------   -------
Net Sales               466,810   368,388   316,564   266,317

Cost of sales and
operating expenses     (360,557) (286,904) (244,589) (212,128)
Other income                 --        --        --        --


Operating margin        106,253    81,484    71,975    54,189
Percentage                 22.8%     22.1%     22.5%     20.3%


Amortization            (23,902)  (20,552)  (18,536)  (17,841)
Interest and
financing charges       (17,597)  (20,387)  (19,771)  (25,002)
Earnings from
operations               64,754    40,545    33,689    11,346
Management
shareholder bonuses      (8,079)   (5,446)  (1,979)    (1,578)
Unusual items             5,815        --        --        --
Earnings before
income taxes
and minority interest    62,490    35,099    31,689     9,768


Income taxes            (18,982)  (12,666)  (10,527)   (1,377)


Earnings before
minority interest        43,508    22,433    21,162     8,391


Minority interest        (2,168)     (734)     (722)     (195)


Net earnings(3)          41,340    21,699    20,440     8,196
Basic Net EPS(3)             --        --        --        --
Fully Diluted Net
   EPS(4)                    --        --        --        --

------------
(1)  Quarterly information is unaudited.

(2) Prior to $2,900 (or $0.03 per share) write down of non-core land in fiscal 1998.

(3) 1994-90 pre IPO net earnings and operating margin are unadjusted on a pro-forma basis. Royal commenced trading on the Toronto Stock Exchange in November 1994.

(4) 2000 quarterly and fiscal 1997-2000 fully diluted net earnings per share restated for adoption of the Treasury Method of calculating fully diluted weighted average number of shares in 2001.

(5) Restated quarterly fully diluted net earnings per share for 1997-1999 not available.

QUARTERLY DATA(1)
(In thousands of Canadian dollars, except per share amounts)


     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Royal's net sales and operating margin and two thirds of its net earnings occur in its last two quarters. As such, sales, operating margins and net earnings as a percentage of sales have historically been significantly different in the first two quarters, or on a by-quarter basis, as compared to an annualized amount or rate.

                                                  Q1          Q2           Q3             Q4           TOTAL
                                              ---------   ---------    ---------      ---------      ---------
Corporate Operating Results - Fiscal 2001
Net sales                                       353,648     334,043      506,949        474,396      1,669,036
Operating margin                                 72,407      32.214      115,117         96.189        315,927
Earnings from operations                         34,531      (7,370)      73,407         54,181        154,749
Net earnings (loss)                              22,725      (5,134)      49,873         49,974        117,438
Basic net earnings (loss) per share           $    0.25   $   (0.06)   $    0.55      $    0.55      $    1.29
Fully diluted net earnings (loss) per
  share(4)                                    $    0.25   $   (0.06)   $    0.54      $    0.54      $    1.27

Corporate Operating Results - Fiscal 2000
Net sales                                       320,128     334,508      459,835        435,010      1,549,481
Operating margin                                 74,524      76,727      119,930        107,218        378,399
Earnings from operations                         44,890      44,852       86,647         72,083        248,472
Net earnings                                     29,737      29,405       56,768         53,207        169,117
Basic net earnings per share                  $    0.35   $    0.34    $    0.66      $    0.60      $    1.95
Fully diluted net earnings per share(4)       $    0.33   $    0.33    $    0.64      $    0.58      $    1.89

Corporate Operating Results - Fiscal 1999
Net sales                                       260,700     272,063      371,628        377,614      1,282,004
Operating margin                                 59,477      63,631       99,282        106,712        329,102
Earnings from operations                         39,144      40,181       74,525         76,741        230,591
Net earnings                                     25,083      25,445       47,715         51,726        149,969
Basic net earnings per share                  $    0.29   $    0.30    $    0.56      $    0.60      $    1.75
Fully diluted net earnings per share(4)(5)           --          --           --             --      $    1.68

Corporate Operating Results - Fiscal 1998
Net sales                                       211,436     229,344      304,098        305,225      1,050,103
Operating margin                                 46,346      47,558       78,180         78,916        251,000
Earnings from operations                         31,040      31,806       60,138         60,366        183,350
Net earnings                                     18,402      19,028       39,725(2)      41,838        118,993(2)
Basic net earnings per share                  $    0.22   $    0.23    $    0.47(2)   $    0.49      $    1.41(2)
Fully diluted net earnings per share(4)(5)           --          --           --             --      $    1.35(2)

Corporate Operating Results - Fiscal 1997
Net sales                                       174,492     175,539      240,098        258,612        848,741
Operating margin                                 36,448      35,992       60,910         66,078        199,428
Earnings from operations                         23,322      23,228       47,096         53,003        146,649
Net earnings                                     13,975      14,473       30,488         32,727         91,663
Basic net earnings per share                  $    0.17   $    0.18    $    0.38      $    0.40      $    1.13
Fully diluted net earnings per share(4)(5)           --          --           --             --      $    1.06

[BAR CHART OF QUARTERLY NET SALES 1997-2001]

[BAR CHART OF QUARTERLY NET EARNINGS 1997-2001]

[BAR CHART OF QUARTERLY NET BASIC EPS 1997-2001]


See page 36 for footnotes.

ROYAL AT A GLANCE

                                                            ANNUAL NET SALES (IN MILLIONS OF DOLLARS)+
                                                     -------------------------------------------------------
SEGMENTS                                              `01       `00       `99       `98       `97       `96
                                                     -----     -----     -----     -----     -----     -----
HOME IMPROVEMENT PRODUCTS
Custom Profiles                                        520       488       419       347       330       287
Siding and Roofing                                     233       210       179       152       123       107
Residential Doors                                        0         8        25        19        19        18

CONSUMER PRODUCTS
Window Coverings                                       261       261       234       192       163       128
Outdoor Products                                       124       127        85        65        26         8
Housewares & Furniture                                 105        77        49        42         0         0

CONSTRUCTION PRODUCTS
Pipe and Fittings                                      187       178       149       114       106        78
Commercial Doors                                        24        22        20        16        13         0

ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS          131       113        82        77        44        28

TOTAL PRODUCT SEGMENT                                1,585     1,484     1,242     1,024       824       654

Materials                                              371       392       293       194       171       134
Machinery & Tooling                                     86        79        93        90        37        22
Service                                                206       263       153       107        72        51

TOTAL SUPPORT SEGMENT                                  663       734       539       391       280       207

Intra Group Eliminations                              (579)     (669)     (499)     (365)     (255)     (186)

CONSOLIDATED NET SALES                               1,669     1,549     1,282     1,050       849       675

-------------
+Certain product line sales figures for prior years have been restated to reflect the new presentation of product line sales data adopted in fiscal 2001.

[TRADEMARK LOGOS OF GRACIOUS LIVING, ROYAL YARDMATE, BROCK DECK SYSTEMS, ROYAL WOODLAND, TRIPLE CROWN FENCE, ROYAL BUILDING SYSTEMS, DURA SLATE, JOURNEYMEN, LASERLITE, ROYAL QUICKSTOP, NOVO, SHOWPLACE, AND RESIDENTIAL]

OUTSTANDING SHARE INFORMATION

as at September 30, 2001 and 2000

                                                      2001              2000
                                                   ----------         ----------
Multiple Voting Shares                             15,935,444         17,635,444
Subordinate Voting Shares                          75,122,556         73,137,868
                                                   ----------         ----------
Total shares outstanding                           91,058,000         90,773,312
                                                   ==========         ==========

Total options outstanding as at September 30, 2001 are 9,752,838 (2000 - 9,794,654).

Dividend Policy: Royal's policy is to retain its earnings to finance growth and development of its business and Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.


TRADING DATA (STOCK SYMBOL: RYG)

                                                                         Volume
                                     High         Low        Close      (000's)
                                     (TSE)       (TSE)       (TSE)      TSE+NYSE
                                     -----       -----       -----      --------
FISCAL 2001
FOURTH QUARTER                       30.00       19.94       23.95       12,763
THIRD QUARTER                        29.50       20.00       27.95       12,739
SECOND QUARTER                       27.20       18.55       23.25       12,135
FIRST QUARTER                        31.40       16.10       18.75       12,740
                                                                         ------
TOTAL                                                                    50,377
                                                                         ======
Fiscal 2000
Fourth Quarter                       36.15       28.50       30.00       10,437
Third Quarter                        36.50       28.00       35.20        8,309
Second Quarter                       32.90       26.00       31.50        9,380
First Quarter                        35.20       24.75       30.75       10,596
                                                                         ------
Total                                                                    38,722
                                                                         ======

[LINE GRAPH OF ROYAL GROUP'S SHARE PERFORMANCE
CUMULATIVE TOTAL RETURN ON INVESTMENT OF $C100

(NOVEMBER 1994 THROUGH SEPTEMBER 2001)]

                             CORPORATE INFORMATION

                                                                                          SIGNIFICANT
                                                                                          MANUFACTURING OPERATIONS
BOARD OF DIRECTORS'                          TRANSFER AGENT AND REGISTRAR                 OUTSIDE OF CANADA & U.S.A.
-------------------                          ----------------------------                 --------------------------
Vic De Zen                                   Information regarding your                   PRODUCT SEGMENT:
Royal Group Technologies Limited             shareholdings may be obtained                Argentina:
Chairman, President and                      by writing or calling the transfer           Royal Group Technologies del Sur S.A.
Chief Executive Officer                      agents:                                      Avenida 520, Ruta #2
                                                                                          Km. 55, Abasto 1903 Parque Industrial
Douglas Dunsmuir                             Computershare Trust Company of Canada        La Plata
Royal Group Technologies Limited             100 University Avenue, 9th Floor             Buenos Aires, Argentina
Executive Vice President                     Toronto, Ontario M5J 2Y1                     Tel: (54-11) 4314-8997
and General Counsel                          Tel: 1-800-663-9097 or (416) 981-9633        Fax: (54-11) 4314-6010
                                             Facsimile: (416) 981-9507                    E-mail: info@royalhousing.com.ar
Gwain Cornish                                E-mail: caregistryinfo@computershare.com
Royal Group Technologies Limited                                                          China:
Senior Vice President                        Co-Transfer Agent (U.S.A.)                   Shanghai Royal Building Systems Limited
                                             Computershare Trust Company Inc.             328 Rongle Dong Lu
Ron Goegan                                   12039 W. Alameda Parkway, Site 2-2           Songjiang Industrial Zone
Royal Group Technologies Limited             Lakewood, CO 80228                           Songjiang, Shanghai 201613
Chief Financial Officer                      Tel: (303) 956-5400                          China
                                             Fax: (303) 986-2444                          Tel: (86-21) 5774-3802
Mario Cadorette                                                                           Fax: (86-21) 5774-2340
Royal Window Coverings (Canada) Inc.         SHAREHOLDER INQUIRIES                        E-mail: srbs@public.sta.net.cn
President                                    Responses to shareholder inquiries as
                                             well as information published by the         Colombia:
Gregory Sorbara*                             Company for its shareholders and others,     Royalco S.A.
The Sorbara Group, Partner                   including annual reports, quarterly          Via Mamonal Km.5
                                             reports and annual information forms may     Sector Puerta de Hierro
Ronald Slaght*                               be obtained from:                            Apartado 6397
Lenczner Slaght Royce Smith Griffen                                                       Cartagena, Colombia
Barristers, Partner                          Investor Relations                           Tel: (57-1) 622-2266
                                             Royal Group Technologies Limited             Fax: (57-1) 622-9246
Ralph Brehn*                                 1 Royal Gate Blvd.,                          E-mail: info@royalcosa.com
Retired former President                     Woodbridge, Ontario L4L 8Z7
of Hunter Douglas Canada Ltd.                Telephone: (905) 264-0701                    Mexico:
                                             Facsimile: (905) 264-0702                    Royal Building Systems de Mexico,
Irvine Hollis                                E-mail: info@royplas.com                     S.A. de C.V.
Former President of Duracell Inc.            Web site: www.royalgrouptech.com             Calle Adair, Lote 6, Manzana 4
Presently Management Consultant,                                                          Parque de la Pequena y Mediana Industria
I Hollis Management                          ANNUAL MEETING                               Puerto Industrial de Altamira
Consultants Inc.                             The annual meeting of shareholders of        Altamira, Tamaulipas,
Management Consultant                        Royal Group Technologies Limited will        C.P. 89609 Mexico
                                             be held February 20, 2002. The notice        Tel: (52-55) 26-25-15-00
* Member of Audit Committee                  of and proxy materials were mailed to        Fax: (52-55) 53-43-05-80
                                             shareholders with this report.               E-mail: iremes@royalmex.com.mx
EXECUTIVE OFFICERS'
                                             STOCK EXCHANGE LISTINGS                      Poland:
Vic De Zen                                   Subordinate Voting Shares are                Royal Europa Sp. z.o.o
Chairman, President and                      listed on The Toronto Stock Exchange         ul. Royal 1
Chief Executive Officer                      and the New York Stock Exchange.             59-320 Polkowice Dolne
                                             Symbol: RYG                                  Poland
Douglas Dunsmuir                                                                          Tel: (48-76) 847-0080
Executive Vice President                     INDEX LISTINGS                               Fax: (48-76) 847-0086
and General Counsel                          TSE100 Index                                 E-mail: royaleuropa@cuprum.com.pl
                                             TSE300 Index
Gwain Cornish                                Morgan Stanley World Index                   SUPPORT SEGMENT:
Senior Vice President                                                                     AMUT S.P.A.
                                             AUDITORS                                     Novara, Italy
Ron Goegan                                   KPMG LLP, Chartered Accountants
Chief Financial Officer                      Suite 3300, Commerce Court West              Ariostici S.P.A.
                                             199 Bay Street                               Reggio Emilia, Italy
Lu Galasso                                   Toronto, Ontario M5L 1B2
Vice President and Director of Taxation
                                                                                          Ce rapport est egalement publie
1 Gary Brown held the positions of Executive                                              en francais.
  Vice President, C.F.O. and Director during
  fiscal 2001. Mr Brown retired in
  November 2001.

BUILDING A BETTER WORLD

Royal's mission is to provide industry leading products to renovate, improve or construct a building, while striving to enhance the environment through recycling and maximize returns for shareholders.

[PHOTO OF FAMILY AND BUILDING]

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange contracts, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this document are made as of January 7, 2002 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


Designed and produced by: Artifex Design Group Inc., Printing: Colour Innovations Inc., Translation: SLS Translation Inc., Printed in Canada.

                       [LOGO -- ROYAL GROUP TECHNOLOGIES]